

05006857

Our Ref: SHR/05/15

March 14, 2005


SEC MAIL PROCESSING
RECEIVED
MAR 2 8 2005
WASH, D.C.
202
SECTION

BY REGISTERED AIRMAIL

Securities and Exchange Commission,
Division of Corporate Finance,
Judiciary Plaza,
450 Fifth Street,
Washington, DC 20549,
U.S.A.

SUPPL

Ladies and Gentlemen,

Re: The Bank of East Asia, Limited
Rule 12g3-2(b) Exemption File No. 82-3443

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of The Bank of East Asia, Limited (the "Company"), enclosed for your attention are the documents described in the Annex hereto.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b).

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities & Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2842 3038 in Hong Kong if you have any questions.

Thank you for your attention to this matter.

PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

Yours faithfully,
For and on behalf of
THE BANK OF EAST ASIA, LIMITED

Molly Ho Kam-lan
Company Secretary

MH/TT/im/493
Encls.

The Bank of East Asia, Limited 東亞銀行有限公司
10 Des Voeux Road Central, Hong Kong 香港中環德輔道中十號
Telephone 電話 (852) 2842 3200 Facsimile 傳真 (852) 2845 9333 Telex 電傳 HX 73017
www.hkbea.com



GF188 (02/2002)

File No. 82-3443

Annex to Letter to the SEC
dated March 14, 2005 of
The Bank of East Asia, Limited

The documents below are being furnished to the SEC to supplement information provided since October 2, 2004 with respect to the Company's request for exemption under Rule 12g3-2(b).

Description of Document

1. Document : Form SC1 Return of Allotments
   Date : October 29, 2004
   Source of Requirement : Hong Kong Companies Ordinance

2. Document : Form SC1 Return of Allotments
   Date : November 30, 2004
   Source of Requirement : Hong Kong Companies Ordinance

3. Document : Press Announcement in respect of Announcement of Appointment of Independent Non-Executive Director
   Date : December 1, 2004
   Source of Requirement : The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("HKSE Listing Rules")

4. Document : Form D3 Consent to Act as Director or Alternate Director
   Date : December 1, 2004
   Source of Requirement : Hong Kong Companies Ordinance

5. Document : Form D2A Notification of Change of Secretary and Director (Appointment/Cessation)
   Date : December 1, 2004
   Source of Requirement : Hong Kong Companies Ordinance

6. Document : Form SC1 Return of Allotments
   Date : December 31, 2004
   Source of Requirement : Hong Kong Companies Ordinance

7. Document : Notification of Board meeting declaring the final results and final dividend for the year ended December 31, 2004
   Date : January 5, 2005
   Source of Requirement : HKSE Listing Rules

8. Document : Form SC1 Return of Allotments
   Date : January 31, 2005
   Source of Requirement : Hong Kong Companies Ordinance

9. Document : Press Announcement in respect of Announcement of 2004 Final Results
   Date : February 4, 2005
   Source of Requirement : HKSE Listing Rules

File No. 82-3443

Annex to Letter to the SEC
dated March 14, 2005 of
The Bank of East Asia, Limited

10. Document : Form SC1 Return of Allotments
    Date : February 28, 2005
    Source of Requirement : Hong Kong Companies Ordinance

11. Document : Press Announcement in respect of Notice of Eighty-sixth Annual General Meeting
    Date : March 11, 2005
    Source of Requirement : HKSE Listing Rules

12. Document : Press Announcement in respect of Proposed Amendments to the Articles of Association
    Date : March 11, 2005
    Source of Requirement : HKSE Listing Rules

13. Document : Annual General Meeting Circular
    Date : March 11, 2005
    Source of Requirement : HKSE Listing Rules

14. Document : Proxy Form
    Date : March 11, 2005
    Source of Requirement : HKSE Listing Rules

15. Document : Annual Report 2004
    Date : March 11, 2005
    Source of Requirement : HKSE Listing Rules

Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

公司註冊處
Companies Registry

重要事項 Important Notes

- 填表前請參閱《填表須知》。請用黑色墨水列印。
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 Company Number: 255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

	日 DD	月 MM	年 YYYY
由 From	05	10	2004
至 To	29	10	2004

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HK$	1,200,000.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	6,133,500.00

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價) Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,720,131,377.50

(註 Note 3) 提交人的資料 Presentor's Reference

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building, 10 Des Voeux Road Central, Hong Kong

電話 Tel: 2842 3033 傳真 Fax: 2833 6423

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IGSA)

請勿填寫本欄 For Official Use

Ch

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-20,000-	HK$2.50	HK$15.80	Nil	HK$13.30	HK$266,000.00
Ordinary	-360,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$4,464,000.00
Ordinary	-85,000-	HK$2.50	HK$16.46	Nil	HK$13.96	HK$1,186,600.00
Ordinary	-15,000-	HK$2.50	HK$16.96	Nil	HK$14.46	HK$216,900.00

(註 Note 9)

B。非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number: 255

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
See the attached list		-480,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-480,000-	

簽署 Signed：

姓名 Name：Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date：29 / 10 / 2004
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CR

股份分配申報表
Return of Allotments
(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

公司註冊處
Companies Registry

表格 Form SC1

重要事項 Important Notes
- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

	日 DD	月 MM	年 YYYY
由 From	01	11	2004
至 To	30	11	2004

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的*總*面額 **Total** Nominal Amount Paid and Payable	HK$	4,290,000.00
已繳及應繳的溢價*總*額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	21,899,460.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價) Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,724,421,377.50

(註 Note 3) 提交人的資料 **Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 2842 3033 傳真 Fax: 2833 6423

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IGSA)

請勿填寫本欄 **For Official Use**

5 本次股份分配的詳情 **Details of this Allotment**

A. 現金支付的分配股份 **Shares Allotted for Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-75,000-	HK$2.50	HK$15.80	Nil	HK$13.30	HK$997,500.00
Ordinary	-1,315,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$16,306,000.00
Ordinary	-236,000-	HK$2.50	HK$16.46	Nil	HK$13.96	HK$3,294,560.00
Ordinary	-90,000-	HK$2.50	HK$16.96	Nil	HK$14.46	HK$1,301,400.00

(註 Note 9) **B.** 非現金支付的分配股份 **Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class: Ordinary	類別 Class
See the attached list		-1,716,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-1,716,000-	

簽署 Signed :

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 30 / 11 / 2004

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)



South China Morning Post

WEDNESDAY, DECEMBER 1, 2004



The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)

(Stock code: 23)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

Mr. TAN Man-kou has been appointed as an Independent Non-executive Director and a member of the Audit Committee of the Bank, with effect from 1st December, 2004.

The Bank of East Asia, Limited (the "Bank") is pleased to announce that Mr. TAN Man-kou ("Mr. Tan") has been appointed as an Independent Non-executive Director and a member of the Audit Committee of the Bank, with effect from 1st December, 2004.

Mr. Tan, aged 68, currently serves as a consultant to Deloitte Touche Tohmatsu. He is a fellow of both the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales. Mr. Tan, who has over 30 years of public accounting experience, was until 2002 a partner with Deloitte Touche Tohmatsu. As partner, he was responsible for leading Deloitte's professional services in the areas of audit, tax, corporate finance, insolvency and listings. He had client responsibilities in China, Hong Kong, Europe and the United States.

Mr. Tan is a member of the Chinese People's Political Consultative Conference and a member of the Selection Committee of the Hong Kong Special Administrative Region. Mr. Tan is active in public service, and has been a member, an honorary treasurer, and a chairman of the Hong Kong Housing Society over the course of more than 20 years. He also served as a member of the Airport Consultative Committee.

Mr. Tan is an Independent Non-executive Director of Harbour Centre Development Limited. He has not held any directorship in other listed public companies during the last three years.

Save as disclosed, Mr. Tan does not hold any position with the Bank or with other members of the Bank Group. Mr. Tan has not entered into any service contract with the Bank. No terms have been fixed or proposed for Mr. Tan's length of service with the Bank, although he is subject to retirement by rotation and re-election at an annual general meeting of the Bank in accordance with the Articles of Association of the Bank. The fees payable to directors are determined by the Board with reference to market trends. Mr. Tan will receive a directors' fee of HK$100,000 per annum.

Mr. Tan is not connected with any director, the senior management nor any substantial shareholder of the Bank. The Bank does not have a controlling shareholder as at the date hereof.

As at the date of this announcement, Mr. Tan is not interested in any shares of the Bank within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there are no other matters relating to the appointment of Mr. Tan that need to be brought to the attention of the shareholders of the Bank.

The Bank is pleased to take this opportunity to welcome Mr. Tan to the Board, and congratulates him on his appointment.

By order of the Board
Molly HO Kam-lan
Company Secretary

Hong Kong, 1st December, 2004.

As at the date of this announcement, the Executive Directors of the Bank are: Dr. David LI Kwok-po (Chairman and Chief Executive), Mr. Joseph PANG Yuk-wing (Deputy Chief Executive) and Mr. CHAN Kay-cheung (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo; Dr. Simon LI Fook-sean, Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng and Mr. Richard LI Tzar-kai; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai and Mr. Thomas KWOK Ping-kwong.



公司註冊處
Companies Registry

Consent to Act as Director or Alternate Director

(公司條例第 158(5)條)
(Companies Ordinance s. 158(5))

表格 Form **D3**

重要事項 Important Note

- 請用黑色墨水列印。
  Please print in black ink.

公司編號 Company Number: 255

公司名稱 Company Name

東亞銀行有限公司
The Bank of East Asia, Limited

本人 I, 陳文裘 Tan Man Kou (請填報姓名 Please state full name) 同意出任上述公司的 consent to act as the above company's

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

☑ 董事， Director

☐ 候補董事， Alternate Director 代替 Alternate to --

(請填報獲代替行事的董事姓名或名稱 Please state full name of the principal director)

生效日期爲 with effect from

日 DD	月 MM	年 YYYY
01	12	2004

，並確認本人已年滿十八歲。
, and confirm that I have attained the age of 18 years.

簽署 Signed : [signature]

日期 Date : 01 / 12 / 2004 (日 DD / 月 MM / 年 YYYY)

提交人的資料 Presentor's Reference

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building, 10 Des Voeux Road Central, Hong Kong

電話 Tel: 2842 3033 傳真 Fax: 2833 6423

電郵地址 E-mail Address:

檔號 Reference: (PAUL) / T0180014

請勿填寫本欄 For Official Use

收件日期 RECEIVED
01 -12- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CR
公司註冊處
Companies Registry

秘書及董事更改通知書(委任／離任)
Notification of Change of Secretary and Director (Appointment／Cessation)

(公司條例第158(4) 及(4A)條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form **D2A**

MAR 2 3 2005
202

重要事項 Important Notes

- 填表前請參閱《填表須知》。
請用黑色墨水列印
- Please read the accompanying notes before completing this form.
Please print in black ink.

公司編號Company Number: 255

1 公司名稱Company Name

東亞銀行有限公司
The Bank of East Asia, Limited

2 更改詳情Details of Change

A. 離任秘書／董事的資料Particulars of Secretary／Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁A填報 Use Continuation Sheet A if more than 1 secretary／director is involved).

請在有關空格內加 ✓號 Please tick the relevant box(es)

(註Note 7) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director 代替Alternate to

個人秘書／董事的姓名Name of Individual Secretary／Director

中文姓名Name in Chinese	英文姓氏Surname in English	英文名字Other Names in English

(註Note 8) 身份證明 Identification

香港身份證號碼HK Identity Card Number	海外護照號碼Overseas Passport Number

或OR

(註Note 9) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

離任原因 Reason for Cessation ☐ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註Note 10) 離任日期 Date of Cessation

日DD	月MM	年YYYY

(註Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation
☐ 是 Yes
☐ 否No

(註Note 5) **提交人的資料Presentor's Reference**

姓名Name: Secretarial Department

地址Address: 20/F., The Bank of East Asia Building, 10 Des Voeux Road Central, Hong Kong

電話Tel: 2842 3033 傳真Fax: 2833 6423

電郵地址E-mail Address:

檔號Reference: (VIR) / T0180014 / 14/12/2004

請勿填寫本欄For Official Use

收件日期 RECEIVED
01 -12- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

指明編號1/2004 (2004年2月)
Specification No. 1/2004 (Feb. 2004)

Form D2A

2 更改詳情Details of Change (續上頁 cont'd)

B. 獲委任的個人秘書／董事的資料Particulars of Individual Secretary／Director Appointed

(如委任超過一名個人秘書／董事，請用續頁B填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在有關空格內加 ✓號 Please tick the relevant box(es)

(註Note 12) **身份 Capacity** ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替Alternate to: --

中文姓名 Name in Chinese	陳文裘
英文姓名 Name in English	姓氏Surname: Tan / 名字Other Names: Man Kou
前用姓名 Previous Names	--
別名 Alias	--
(註Note 13) **住址 Residential Address**	Flat 10C, Sea Cliff Mansion, 19 Repulse Bay Road, Hong Kong / 國家Country: --
(註Note 14) **電郵地址 E-mail Address**	mktan@netvigator.com

(註Note 15) **身份證明Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: A799093(9)

b 海外護照 Overseas Passport

簽發國家Issuing Country	號碼Number
--	--

委任日期Date of Appointment

日DD	月MM	年YYYY
01	12	2004

(註Note 16) **請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事**
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☑ 否No

指明編號1/2004 (2004年2月)
Specification No. 1/2004 (Feb. 2004)

2 更改詳情Details of Change (續上頁 cont'd)

(註Note 17) **C. 獲委任的法人團體秘書／董事的資料Particulars of Corporate Secretary／Director Appointed**

(如委任超過一名法人團體秘書／董事，請用續頁C填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註Note 18) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替Alternate to

(註Note 19) 中文名稱 Name in Chinese

(註Note 19) 英文名稱 Name in English

(註Note 20) 地址 Address | 國家Country

(註Note 21) 電郵地址 E-mail Address

公司編號Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期Date of Appointment

日DD	月MM	年YYYY

(註Note 22) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☐ 否 No

本通知書包括 ______ 張續頁A、 ______ 張續頁B 及 ______ 張續頁C。
This Notification includes -- Continuation Sheet(s) A, -- Continuation Sheet(s) B and -- Continuation Sheet(s) C.

簽署Signed : [signature]

姓名Name : Ho Kam Lan
董事Director／秘書Secretary *

日期Date : 01 12 2004
日DD / 月MM / 年YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號1/2004 (2004年2月)
Specification No. 1/2004 (Feb. 2004)

CR

公司註冊處
Companies Registry

Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From

日 DD	月 MM	年 YYYY
01	12	2004

至 To

日 DD	月 MM	年 YYYY
31	12	2004

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的*總*面額 **Total** Nominal Amount Paid and Payable	HK$	5,575,000.00
已繳及應繳的溢價*總*額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	29,379,300.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,729,996,377.50

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 2842 3033 傳真 Fax: 2833 6423

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IGSA)

請勿填寫本欄 For Official Use

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-95,000-	HK$2.50	HK$15.80	Nil	HK$13.30	HK$1,263,500.00
Ordinary	-1,230,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$15,252,000.00
Ordinary	-445,000-	HK$2.50	HK$16.46	Nil	HK$13.96	HK$6,212,200.00
Ordinary	-460,000-	HK$2.50	HK$16.96	Nil	HK$14.46	HK$6,651,600.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
See the attached list		-2,230,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-2,230,000-	

簽署 Signed : [signature]

姓名 Name : CHAN Kay-cheung

董事 Director／~~秘書 Secretary~~ *

日期 Date : 31 / 12 / 2004

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)


BEA東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

NOTICE OF EIGHTY-SIXTH ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Eighty-sixth Annual General Meeting of the members of The Bank of East Asia, Limited (the "Bank") will be held in the Ballroom, The Ritz-Carlton, 3 Connaught Road Central, Hong Kong on Friday, 8th April, 2005 at 11:00 a.m. for the following purposes:

1. To consider and adopt the Audited Accounts and the Reports of the Directors and of the Auditors for the year ended 31st December, 2004;
2. To declare a final dividend;
3. To elect Directors;
4. To appoint Auditors and authorise the Directors to fix their remuneration;

As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions:

Special Resolution

5. "THAT the Articles of Association of the Company be and are hereby amended as follows:
   (a) by adding the following new definition immediately after the definition of "these Articles" in Article 2:
   '"associate" shall have the meaning attributed to it in the Listing Rules;';
   (b) by adding the following new definition immediately after the definition of "Board" in Article 2:
   '"Director" means a director from time to time of the Company;';
   (c) by deleting the definition of "Recognised Clearing House" in Article 2 in its entirety and substituting therefor the following new definition:
   '"Recognised Clearing House" shall have the meaning ascribed thereto in the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) or a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted with the permission of the Company on a stock exchange in such jurisdiction;';
   (d) by adding the following new Article 66A immediately after Article 66:
   '66A. Where any Member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.';
   (e) by deleting Article 77 in its entirety (except the margin note thereof) and substituting therefor the following new Article:
   '77. No person other than a retiring Director shall, unless recommended by the Board, be eligible for election to the office of Director at any general meeting unless there has been given to the Secretary notice in writing by a Member of the Company (not being the person to be proposed) entitled to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected and the minimum length of the period, during which such notice(s) is/are given, shall be at least 7 days and that the period for lodgement of such notice(s) shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than 7 days prior to the date of such general meeting.';
   (f) by deleting sub-clause (H) of Article 89 in its entirety and substituting therefor the following new sub-paragraph:
   '(H) Save as otherwise provided by these Articles, a Director shall not be entitled to vote on (nor shall he be counted in the quorum in relation thereto) any resolution of the Board approving any contract or arrangement or any other proposal whatsoever in which he or any of his associates has any material interest, and if he shall do so his vote shall not be counted (nor is he to be counted in the quorum for the resolution), but this prohibition shall not apply to any of the following matters, namely:
      (i) the giving of any security or indemnity either:
         (a) to the Director or his associate(s) in respect of money lent or obligations incurred by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;
         (b) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;
      (ii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;
      (iii) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which the Director or his associate(s) is/are beneficially interested in the shares of that company, provided that, the Director and any of his associates are not in aggregate beneficially interested in 5 per cent. or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights;
      (iv) any proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries including:
         (a) the adoption, modification or operation of any employees' share scheme or any share incentive scheme or share option scheme under which he or his associates may benefit; or
         (b) the adoption, modification or operation of a pension or provident fund or retirement, death or disability benefits scheme which relates both to Directors, their associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and
      (v) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.';
   (g) by deleting the words ", as defined in the Listing Rules" wherever they appear in sub-clauses (I) and (J) of Articles 89; and
   (h) by deleting sub-clause (K) of Article 89 in its entirety and substituting therefor the following new sub-paragraph:
   '(K) If any question shall arise at any meeting of the Board as to the materiality of a Director's interest or that of his associate(s) or the significance of a contract, arrangement or transaction or proposed contract, arrangement or transaction or as to the entitlement of any Director to vote or form part of a quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman of the meeting (or, where question relates to the interest of the Chairman or that of his associate(s) to the other Directors at the meeting) and his ruling (or, as appropriate, the ruling of the other Directors) in relation to any other Director (or, as appropriate, the Chairman) shall be final and conclusive except in a case where the nature or extent of the interests of the Director and/or his associate(s) concerned (or, as appropriate, the Chairman and/or his associate(s)) as known to such Director (or, as appropriate, the Chairman) has not been fairly disclosed to the Board.'"

Ordinary Resolutions

6. "THAT
   (a) a general mandate be and is hereby unconditionally given to the Directors to exercise during the Relevant Period all the powers of the Bank to allot, issue and dispose of additional shares of the Bank and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers either during or after the Relevant Period, not exceeding 20% of the aggregate nominal value of the share capital of the Bank in issue as at the date of this Resolution as increased by the scrip dividend issue approved pursuant to item 2 of the Notice of this Meeting; otherwise than any shares which may be issued pursuant to the following events:
      (i) a rights issue;
      (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Bank and its subsidiaries of shares or rights to acquire shares of the Bank; or
      (iii) any scrip dividend or similar arrangement in accordance with the Articles of Association of the Bank; and
   (b) for the purposes of this Resolution:
   'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:
      (i) the conclusion of the next Annual General Meeting of the Bank;
      (ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and
      (iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."
7. "THAT
   (a) a general mandate be and is hereby unconditionally granted to the Directors to exercise during the Relevant Period all the powers of the Bank to repurchase ordinary shares of HK$2.50 each in the capital of the Bank in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other stock exchange as amended from time to time provided however that the aggregate nominal amount of the shares to be repurchased pursuant to the approval in this paragraph shall not exceed 10% of the share capital of the Bank in issue as at the date of this Resolution as increased by the scrip dividend issue approved pursuant to item 2 of the Notice of this Meeting; and
   (b) for the purposes of this Resolution:
   'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:
      (i) the conclusion of the next Annual General Meeting of the Bank;
      (ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and
      (iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."
8. "THAT, conditional on the passing of Resolutions in item 6 and item 7 of the Notice of this Meeting, the general mandate granted to the Directors to allot shares pursuant to the Resolution set out in item 6 of the Notice of this Meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed to be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Bank repurchased by the Bank under the authority granted pursuant to the Resolution set out in item 7 of the Notice of this Meeting."

By Order of the Board
Molly HO Kam-lan
Company Secretary
Hong Kong, 11th March, 2005.

Notes:

(a) The Register of Members of the Bank will be closed from Monday, 14th March, 2005 to Wednesday, 16th March, 2005. In order to qualify for the final dividend, all transfer documents should be lodged for registration with Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, by 4:00 p.m., Friday, 11th March, 2005.

(b) The Chairman of the Board has indicated that he would direct that each of the resolutions set out in the notice of the Meeting be voted on by poll.

(c) A member entitled to attend and vote at the above Meeting may appoint a proxy to attend and vote in his place. A proxy need not be a member.

(d) The Memorandum and Articles of Association of the Bank is written in English. There is no official Chinese translation in respect thereof. Therefore, the Chinese version of the Resolution as set out in item 5 above on amendments of Articles of Association is purely a translation only. Should there be any discrepancies, the English version will prevail.

As at the date of this announcement, the Executive Directors of the Bank are: Dr. David LI Kwok-po (Chairman and Chief Executive), Mr. Joseph PANG Yuk-wing (Deputy Chief Executive) and Mr. CHAN Kay-cheung (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo, Dr. Simon LI Fook-sean, Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng and Mr. Richard LI Tzar-kai; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong and Mr. TAN Man-kou.



Our Ref. SHR/05/01

5th January, 2005

By Fax 2537 9351 & By Hand
Head of Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1, Harbour View Street, Central,
Hong Kong.

Attn: Ms. Jacqueline Wong
Senior Manager

Dear Sirs,

Please be informed that a Directors' meeting of this Bank will be held at 11:00 a.m. on Thursday, 3rd February, 2005 for the purpose of announcing the final results and declaring a final dividend for the year ended 31st December, 2004.

Yours faithfully,
For and on behalf of
THE BANK OF EAST ASIA, LIMITED

Molly Ho Kam-lan
Company Secretary

MH/TT/479

The Bank of East Asia, Limited 東亞銀行有限公司
10 Des Voeux Road Central, Hong Kong 香港中環德輔道中十號
Telephone 電話 (852) 2842 3200 Facsimile 傳真 (852) 2845 9333 Telex 電傳 HX 73017
www.hkbea.com

CR

股份分配申報書
Return of Allotments
(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

公司註冊處
Companies Registry

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	03	01	2005
至 To	31	01	2005

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HK$	1,327,500.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	6,907,960.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,731,323,877.50

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 2842 3033 傳真 Fax: 2833 6423

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IGSA)

請勿填寫本欄 For Official Use

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	每股的面值 Nominal Value of ***Each Share***	每股已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		每股的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價總款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-330,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$4,092,000.00
Ordinary	-181,000-	HK$2.50	HK$16.46	Nil	HK$13.96	HK$2,526,760.00
Ordinary	-20,000-	HK$2.50	HK$16.96	Nil	HK$14.46	HK$289,200.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	每股的面值 Nominal Value of ***Each Share***	每股被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		每股的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價總款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
See the attached list		-531,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-531,000-	

簽署 Signed :

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 31 / 01 / 2005

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

公司註冊處
Companies Registry

Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

	日 DD	月 MM	年 YYYY
由 From	01	02	2005
至 To	28	02	2005

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	840,000.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	4,481,560.00

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價) Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,732,163,877.50

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 2842 3033 傳真 Fax: 2833 6423

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IGSA)

請勿填寫本欄 For Official Use

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-150,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$1,860,000.00
Ordinary	-136,000-	HK$2.50	HK$16.46	Nil	HK$13.96	HK$1,898,560.00
Ordinary	-50,000-	HK$2.50	HK$16.96	Nil	HK$14.46	HK$723,000.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash-

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
See the attached list		-336,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-336,000-	

簽署 Signed :

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 28 / 02 / 2005
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)


BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Directors proposed to amend the Articles of Association in order to, inter alia, reflect the amendments to the Listing Rules which came into effect on 31st March, 2004.

The proposed amendments to the Articles of Association are subject to the approval of the Shareholders by way of passing a special resolution at the AGM. A circular containing, inter alia, information on the proposed amendments to the Articles of Association and notice of the AGM is to be despatched to the Shareholders upon publication of this announcement.

The directors of The Bank of East Asia, Limited (the "Bank") (the "Directors") proposed to amend the Articles of Association of the Bank (the "Articles of Association") to, inter alia, reflect the amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") which came into effect on 31st March, 2004.

The proposed amendments to the Articles of Association include the following:

(a) "Recognised Clearing House" shall have the meaning ascribed thereto in the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) or a clearing house recognised by the laws of the jurisdiction in which the shares of the Bank are listed or quoted with the permission of the Bank on a stock exchange in such jurisdiction;

(b) where any shareholder of the Bank (the "Shareholder") is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Shareholder in contravention of such requirement or restriction shall not be counted;

(c) no person other than a retiring Director shall, unless recommended by the Board of Directors, be eligible for election to the office of Director at any general meeting unless there has been given to the secretary of the Bank notice in writing by a Shareholder (not being the person to be proposed) entitled to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected and the minimum length of the period, during which such notice(s) are given, shall be at least 7 days and that the period for lodgement of such notice(s) shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than 7 days prior to the date of such general meeting; and

(d) subject to such exceptions specified in the Articles of Association, a Director shall not be entitled to vote on (nor shall he be counted in the quorum in relation thereto) any resolution of the Board of Directors approving any contract or arrangement or any other proposal whatsoever in which he or any of his associates has any material interest, and if he shall do so his vote shall not be counted (nor is he to be counted in the quorum for the resolution).

The proposed amendments to the Articles of Association are subject to the approval of the Shareholders by way of passing a special resolution at the Annual General Meeting of the Bank to be held on Friday, 8th April, 2005 (the "AGM"). A circular containing, inter alia, information on the proposed amendments to the Articles of Association together with a notice convening the AGM is to be despatched to the Shareholders upon publication of this announcement.

By Order of the Board
Molly HO Kam-lan
Company Secretary

Hong Kong, 11th March, 2005

As at the date of this announcement, the Executive Directors of the Bank are: Dr. David LI Kwok-po (Chairman and Chief Executive), Mr. Joseph PANG Yuk-wing (Deputy Chief Executive) and Mr. CHAN Kay-cheung (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo, Dr. Simon LI Fook-sean, Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng and Mr. Richard LI Tzar-kai; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong and Mr. TAN Man-kou.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult an exchange participant or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in The Bank of East Asia, Limited, you should at once hand this circular to the purchaser or transferee or to the bank, exchange participant or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



BEA 東亞銀行



The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

NOTICE OF ANNUAL GENERAL MEETING, RE-ELECTION OF DIRECTORS, AMENDMENTS TO ARTICLES OF ASSOCIATION AND GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

The notice of Annual General Meeting of The Bank of East Asia, Limited to be held at the Ballroom, The Ritz-Carlton, 3 Connaught Road Central, Hong Kong on Friday, 8th April, 2005 at 11:00 a.m. ("AGM") is set out in Appendix IA to this circular.

Whether or not you are able to attend the AGM, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Bank's Share Registrars, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the AGM. Completion and delivery of the form of proxy will not preclude you from attending and voting at the AGM should you so wish.

11th March, 2005

CONTENTS

In this circular, the following expressions shall have the following meanings unless the context requires otherwise:

"AGM"	the annual general meeting of the Bank to be held at the Ballroom, The Ritz-Carlton, 3 Connaught Road Central, Hong Kong on Friday, 8th April, 2005 at 11:00 a.m., the notice of which is set out in Appendix IA to this circular or, where the context so admits, any adjournment thereof;
"Articles of Association"	the articles of association of the Bank, as from time to time altered;
"Bank"	The Bank of East Asia, Limited, a company incorporated in Hong Kong with limited liability;
"Directors"	the directors of the Bank;
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China;
"Latest Practicable Date"	3rd March, 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Ordinance"	the Companies Ordinance, Chapter 32 of the Laws of Hong Kong;
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong;
"Shareholders"	holders of Shares;
"Shares"	shares of HK$2.50 each in the share capital of the Bank;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited; and
"Takeover Code"	the Hong Kong Code on Takeovers and Mergers.

The Bank of East Asia, Limited

Executive Directors:
Dr. The Hon. David LI Kwok-po *(Chairman and Chief Executive)*
Mr. Joseph PANG Yuk-wing *(Deputy Chief Executive)*
Mr. CHAN Kay-cheung *(Deputy Chief Executive)*

Registered Office:
10 Des Voeux Road Central
Hong Kong.

Non-executive Directors:
Dr. LI Fook-wo
Dr. The Hon. Simon LI Fook-sean
Mr. Aubrey LI Kwok-sing
Dr. William MONG Man-wai
Tan Sri Dr. KHOO Kay-peng
Mr. Richard LI Tzar-kai

Independent Non-executive Directors:
Mr. WONG Chung-hin
Dr. LEE Shau-kee
Dr. Allan WONG Chi-yun
Mr. Winston LO Yau-lai
Mr. Thomas KWOK Ping-kwong
Mr. TAN Man-kou

To the Shareholders

11th March, 2005

Dear Sir or Madam,

NOTICE OF ANNUAL GENERAL MEETING, RE-ELECTION OF DIRECTORS, AMENDMENTS TO ARTICLES OF ASSOCIATION AND GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

1. INTRODUCTION

The purpose of this circular is to provide you with information in connection with the proposals: (i) to notify Shareholders the convening of the AGM, (ii) to re-elect Directors, (iii) to amend the Articles of Association, and (iv) to grant the general mandates to issue Shares and repurchase Shares.

2. ANNUAL GENERAL MEETING

A notice convening the AGM is set out in Appendix IA to this circular. At the AGM, resolutions will be proposed to approve, inter alia, the re-election of Directors, the proposed amendments to the Articles of Association and the general mandates to issue Shares and repurchase Shares.

The procedure by which Shareholders may demand a poll at any general meeting of the Bank is set out in Appendix IB to this circular.

A proxy form for use at the AGM is enclosed. Whether or not you are able to attend the AGM, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Bank's Share Registrars, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the AGM. Completion and delivery of the form of proxy will not preclude you from attending and voting at the AGM should you so wish.

3. RE-ELECTION OF DIRECTORS

In accordance with Article 75 of the Articles of Association, Mr. TAN Man-kou who was appointed on 1st December, 2004, will retire at the AGM and, being eligible, offers himself for re-election. In accordance with Articles 80, 81 and 82 of the Articles of Association, Dr. LI Fook-wo, Mr. Joseph PANG Yuk-wing, Mr. Thomas KWOK Ping-kwong and Mr. Richard LI Tzar-kai will retire by rotation at the AGM and, being eligible, offer themselves for re-election. Details of the Directors who are proposed to be re-elected at the AGM are set out in Appendix II to this circular.

4. AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Directors proposed to amend the Articles of Association to, inter alia, reflect the amendments to the Listing Rules which came into effect on 31st March, 2004.

A summary of the major changes to the existing Articles of Association is set out in Appendix IIIA to this circular.

Existing Articles 77, 89(H), (I), (J) and (K) of the Articles of Association, which will be amended/replaced as described above, are set out in Appendix IIIB to this circular.

5. GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

At the annual general meeting of the Bank held on 31st March, 2004, approval was given by Shareholders for the granting of, inter alia, the general mandates to the Directors to (i) to allot, issue and otherwise deal with Shares not exceeding 20% of the aggregate nominal amount of the Share capital of the Bank in issue; and (ii) to repurchase Shares on the Stock Exchange up to 10% of the aggregate nominal amount of the Share capital of the Bank in issue, at the date of passing the relevant resolutions. In accordance with the terms of the approval, that general mandates will shortly expire on 8th April, 2005 upon the conclusion of the AGM. To keep in line with current corporate practice, the grant of fresh general mandates for the same purpose is being sought from Shareholders and the ordinary resolutions to grant these general mandates to the Directors will be proposed at the AGM.

The Explanatory Statement required by the Listing Rules to be sent to Shareholders in connection with the proposed share repurchase resolution is set out in Appendix IV to this circular.

6. RECOMMENDATION

Your Directors consider that the above proposals are in the interests of the Bank and its Shareholders and accordingly recommend that all Shareholders vote in favour of the resolutions to be proposed at the AGM.

Yours faithfully,
David LI Kwok-po
Chairman & Chief Executive

The Bank of East Asia, Limited

Notice of Eighty-Sixth Annual General Meeting

NOTICE IS HEREBY GIVEN that the Eighty-sixth Annual General Meeting of the members of the Bank will be held in the Ballroom, The Ritz-Carlton, 3 Connaught Road Central, Hong Kong on Friday, 8th April, 2005 at 11:00 a.m. for the following purposes:

1. To consider and adopt the Audited Accounts and the Reports of the Directors and of the Auditors for the year ended 31st December, 2004;

2. To declare a final dividend;

3. To elect Directors;

4. To appoint Auditors and authorise the Directors to fix their remuneration;

As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions:

Special Resolution

5. "THAT the Articles of Association of the Company be and are hereby amended as follows:

(a) by adding the following new definition immediately after the definition of "these Articles" in Article 2:

'"associate" shall have the meaning attributed to it in the Listing Rules;';

(b) by adding the following new definition immediately after the definition of "Board" in Article 2:

'"Director" means a director from time to time of the Company;';

(c) by deleting the definition of "Recognised Clearing House" in Article 2 in its entirety and substituting therefor the following new definition:

'"Recognised Clearing House" shall have the meaning ascribed thereto in the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) or a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted with the permission of the Company on a stock exchange in such jurisdiction;';

(d) by adding the following new Article 66A immediately after Article 66:

'66A. Where any Member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.';

(e) by deleting Article 77 in its entirety (except the margin note thereof) and substituting therefor the following new Article:

'77. No person other than a retiring Director shall, unless recommended by the Board, be eligible for election to the office of Director at any general meeting unless there has been given to the Secretary notice in writing by a Member of the Company (not being the person to be proposed) entitled to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected and the minimum length of the period, during which such notice(s) is/are given, shall be at least 7 days and that the period for lodgement of such notice(s) shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than 7 days prior to the date of such general meeting.';

(f) by deleting sub-clause (H) of Article 89 in its entirety and substituting therefor the following new sub-paragraph:

'(H) Save as otherwise provided by these Articles, a Director shall not be entitled to vote on (nor shall he be counted in the quorum in relation thereto) any resolution of the Board approving any contract or arrangement or any other proposal whatsoever in which he or any of his associates has any material interest, and if he shall do so his vote shall not be counted (nor is he to be counted in the quorum for the resolution), but this prohibition shall not apply to any of the following matters, namely:

(i) the giving of any security or indemnity either:

(a) to the Director or his associate(s) in respect of money lent or obligations incurred by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

(b) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(ii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iii) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which the Director or his associate(s) is/are beneficially interested in the shares of that company, provided that, the Director and any of his associates are not in aggregate beneficially interested in 5 per cent. or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights;

(iv) any proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries including:

(a) the adoption, modification or operation of any employees' share scheme or any share incentive scheme or share option scheme under which he or his associates may benefit; or

(b) the adoption, modification or operation of a pension or provident fund or retirement, death or disability benefits scheme which relates both to Directors, their associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(v) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.';

(g) by deleting the words ", as defined in the Listing Rules" wherever they appear in sub-clauses (I) and (J) of Articles 89; and

(h) by deleting sub-clause (K) of Article 89 in its entirety and substituting therefor the following new sub-paragraph:

'(K) If any question shall arise at any meeting of the Board as to the materiality of a Director's interest or that of his associate(s) or the significance of a contract, arrangement or transaction or proposed contract, arrangement or transaction or as to the entitlement of any Director to vote or form part of a quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman of the meeting (or, where question relates to the interest of the Chairman or that of his associate(s) to the other Directors at the meeting) and his ruling (or, as appropriate, the ruling of the other Directors) in relation to any other Director (or, as appropriate, the Chairman) shall be final and conclusive except in a case where the nature or extent of the interests of the Director and/or his associate(s) concerned (or, as appropriate, the Chairman and/or his associate(s)) as known to such Director (or, as appropriate, the Chairman) has not been fairly disclosed to the Board.'"

Ordinary Resolutions

6. "THAT

(a) a general mandate be and is hereby unconditionally given to the Directors to exercise during the Relevant Period all the powers of the Bank to allot, issue and dispose of additional shares of the Bank and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers either during or after the Relevant Period, not exceeding 20% of the aggregate nominal amount of the share capital of the Bank in issue as at the date of this Resolution as increased by the scrip dividend issue approved pursuant to item 2 of the Notice of this Meeting; otherwise than any shares which may be issued pursuant to the following events:

(i) a rights issue;

(ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Bank and its subsidiaries of shares or rights to acquire shares of the Bank; or

(iii) any scrip dividend or similar arrangement in accordance with the Articles of Association of the Bank; and

(b) for the purposes of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Bank;

(ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."

7. "THAT

(a) a general mandate be and is hereby unconditionally granted to the Directors to exercise during the Relevant Period all the powers of the Bank to repurchase ordinary shares of HK$2.50 each in the capital of the Bank in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other stock exchange as amended from time to time provided however that the aggregate nominal amount of the shares to be repurchased pursuant to the approval in this paragraph shall not exceed 10% of the share capital of the Bank in issue as at the date of this Resolution as increased by the scrip dividend issue approved pursuant to item 2 of the Notice of this Meeting; and

(b) for the purposes of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Bank;

(ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."

8. "THAT, conditional on the passing of Resolutions in item 6 and item 7 of the Notice of this Meeting, the general mandate granted to the Directors to allot shares pursuant to the Resolution set out in item 6 of the Notice of this Meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed to be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Bank repurchased by the Bank under the authority granted pursuant to the Resolution set out in item 7 of the Notice of this Meeting."

By Order of the Board
Molly HO Kam-lan
Company Secretary

Hong Kong, 11th March, 2005

Notes:

(a) *The Register of Members of the Bank will be closed from Monday, 14th March, 2005 to Wednesday, 16th March, 2005. In order to qualify for the final dividend, all transfer documents should be lodged for registration with Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, by 4:00 p.m. Friday, 11th March, 2005.*

(b) *The Chairman of the Board has indicated that he would direct that each of the resolutions set out in the notice of the meeting be voted on by poll.*

(c) *A member entitled to attend and vote at the above Meeting may appoint a proxy to attend and vote in his place. A proxy need not be a member.*

(d) *The Memorandum and Articles of Association of the Bank is written in English. There is no official Chinese translation in respect thereof. Therefore, the Chinese version of the Resolution as set out in item 5 above on amendments of Articles of Association is purely a translation for reference only. Should there be any discrepancies, the English version will prevail.*

Article 57 of the Articles of Association sets out the procedure by which Shareholders may demand a poll:

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. Subject to the Ordinance, a poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least five Members present in person or by proxy and entitled to vote; or

(c) any Member or Members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Members having the right to attend and vote at the meeting; or

(d) any Member or Members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against such resolution.

The following are the particulars of the five Directors proposed to be re-elected at the AGM:

1. **Mr. TAN Man-kou**
FCPA, FCA, Independent Non-executive Director and Member of the Audit Committee

Mr. Tan, aged 68, was appointed a Director in 2004. Mr. Tan currently serves as a consultant to Deloitte Touche Tohmatsu. He is a fellow of both the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales. Mr. Tan, who has over 30 years of public accounting experience, was until 2002 a partner with Deloitte Touche Tohmatsu. As partner, he was responsible for leading Deloitte's professional services in the areas of audit, tax, corporate finance, insolvency and listings. He had client responsibilities in China, Hong Kong, Europe and the United States.

Mr. Tan is a member of the Chinese People's Political Consultative Conference. He was also a member of the Selection Committee of the Hong Kong Special Administrative Region. Mr. Tan is active in public service, and has been a member, an honorary treasurer, and a chairman of the Hong Kong Housing Society over the course of more than 20 years. He also served as a member of the Airport Consultative Committee.

Mr. Tan is an Independent Non-executive Director of Harbour Centre Development Limited. He has not held any directorship in other listed public companies during the last three years.

Save as disclosed, Mr. Tan does not hold any position with the Bank or with other members of the Bank Group. Mr. Tan has not entered into any service contract with the Bank. No terms have been fixed or proposed for Mr. Tan's length of service with the Bank, although he is subject to retirement by rotation and re-election at an annual general meeting of the Bank in accordance with the Articles of Association. The fees payable to directors are determined by the Board with reference to market trends. Mr. Tan receives a directors' fee of HK$100,000 per annum.

Mr. Tan is not connected with any director, the senior management nor any substantial shareholder of the Bank. The Bank does not have a controlling shareholder as at the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Tan is not interested in any Shares within the meaning of Part XV of the SFO.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

2. **Dr. LI Fook-wo**
CBE, BS, MCS, Hon. LLD, Hon. DSSc, FCIB, FHKIB, JP, Non-executive Director and Member of the Nomination Committee

Dr. Li, aged 88, is a former member of the Executive and Legislative Councils. He joined the Bank in 1940. He was appointed a Director in 1958 and was the Chief Manager from 1972 to 1976. He was appointed Chairman from 1984 to 1997.

Dr. Li was a director of Hutchison Whampoa Limited and Johnson Electric Holdings Limited. Save as disclosed, he has not held any directorship in other listed public companies during the last three years.

Save as disclosed above, Dr. Li does not hold any position with the Bank or with other members of the Bank Group. Dr. Li has not entered into any service contract with the Bank. No terms have been fixed or proposed for Dr. Li's length of service with the Bank, although he is subject to retirement by rotation and re-election at an annual general meeting of the Bank in accordance with the Articles of Association. The fees payable to directors are determined by the Board with reference to market trends. Dr. Li receives a directors' fee of HK$100,000 per annum.

Dr. Li is the father of Mr. Aubrey LI Kwok-sing, a Non-executive Director of the Bank. He is the uncle of Dr. David LI Kwok-po, the Chairman and Chief Executive of the Bank and a cousin of Dr. Simon LI Fook-sean, a Non-executive Director of the Bank. Save as disclosed, Dr. Li is not connected with any other director, the senior management nor any substantial shareholder of the Bank. The Bank does not have a controlling shareholder as at the Latest Practicable Date.

As at the Latest Practicable Date, Dr. Li is the beneficial owner of 1,235,804 (0.08%) Shares. In addition, 30,955,378 (2.07%) Shares are held by The Fook Wo Trust, of which Dr. Li is the founder, but he has no influence on how the trustee exercises his discretion. The disclosure of the 30,955,378 Shares was made on a voluntary basis.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

3. **Mr. Joseph PANG Yuk-wing**
BSSc, MBA, Hon. DSocSc, Hon. Fellow (CUHK), ACIB, FHKIB, JP, Executive Director and Deputy Chief Executive

Mr. Pang, aged 55, joined the Bank in 1973. He was appointed Alternate Chief Executive in 1991 and was promoted to General Manager in 1992. He was further promoted to Deputy Chief Executive and was appointed a Director in 1995. He assists the Chief Executive in the overall management and control of the Group. Mr. Pang is also a director of various members of the Bank Group. He is also the Chairman and a Member of various Committees appointed by the Board.

Mr. Pang is the Chairman of the Banking and Finance Industry Training Board of the Vocational Training Council and Vice President of the Hong Kong Institute of Bankers. He is also the Chairman of the Correctional Services Children's Education Trust Investment Advisory Board. He is a Member of the Board of Hong Kong Applied Science and Technology Research Institute Co., Ltd., the Leveraged Foreign Exchange Arbitration Panel, the Investor Education Advisory Committee and the Process Review Panel for the Securities and Futures Commission. He is a Lay Observer of Independent Police Complaints Council Observers Scheme and a Trustee of the Retirement Schemes of The University of Hong Kong.

Mr. Pang has not held any directorship in other listed public companies during the last three years.

Mr. Pang has not entered into any service contract with the Bank. No terms have been fixed or proposed for Mr. Pang's length of service with the Bank, although he is subject to retirement by rotation and re-election at an annual general meeting of the Bank in accordance with the Articles of Association. The fees payable to directors are determined by the Board with reference to market trends. Mr. Pang receives a directors' fee of HK$100,000 per annum.

Mr. Pang is not connected with any director, the senior management nor any substantial shareholder of the Bank. The Bank does not have a controlling shareholder as at the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Pang is interested in 349,718 (0.02%) Shares within the meaning of Part XV of the SFO, in addition to the share options being granted to him to subscribe for 1,930,000 Shares pursuant to the Staff Share Option Scheme of the Bank.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

4. **Mr. Thomas KWOK Ping-kwong**
MSc (Bus Adm), BSc (Eng), FCPA, JP, Independent Non-executive Director, Member of the Audit Committee and the Remuneration Committee

Mr. Kwok, aged 53, was appointed a Director in 2001. Mr. Kwok is the Vice Chairman and Managing Director of Sun Hung Kai Properties Limited, Chairman of Route 3 (CPS) Company Limited, Joint Chairman of IFC Development Limited and an Executive Director of SUNeVision Holdings Limited. Mr. Kwok was also a director of USI Holdings Limited. Save as disclosed, he has not held any directorship in other listed public companies during the last three years.

Mr. Kwok is Chairman of the Board of Directors of the Faculty of Business and Economics of the University of Hong Kong and Executive Vice President of The Real Estate Developers Association of Hong Kong. He also serves as a government appointed Member of the Exchange Fund Advisory Committee, the Economic and Employment Council, the Provisional Construction Industry Co-ordination Board and the Council for Sustainable Development. He is an Honorary Citizen of Guangzhou and a Standing Committee Member of the Ninth Chinese People's Political Consultative Conference Shanghai Committee. Mr. Kwok holds a Master's degree in Business Administration from The London Business School, University of London and a Bachelor's degree in Civil Engineering from Imperial College, University of London.

Save as disclosed above, Mr. Kwok does not hold any position with the Bank or with other members of the Bank Group. Mr. Kwok has not entered into any service contract with the Bank. No terms have been fixed or proposed for Mr. Kwok's length of service with the Bank, although he is subject to retirement by rotation and re-election at an annual general meeting of the Bank in accordance with the Articles of Association. The fees payable to directors are determined by the Board with reference to market trends. Mr. Kwok receives a directors' fee of HK$100,000 per annum.

Mr. Kwok is not connected with any director, the senior management nor any substantial shareholder of the Bank. The Bank does not have a controlling shareholder as at the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Kwok is not interested in any Shares within the meaning of Part XV of the SFO.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

5. **Mr. Richard LI Tzar-kai**
Non-executive Director

Mr. Li, aged 38, was appointed a Director in 2001. Mr. Li is the Chairman of PCCW Limited, one of Asia's leading information technology and telecommunications companies. He is also the Chairman and Chief Executive of the Pacific Century Group, the Chairman of Pacific Century Premium Developments Limited and Singapore-based Pacific Century Regional Developments Limited. He is a governor of the World Economic Forum for Information Technologies and Telecommunications and a member of the Center for Strategic and International Studies' International Councillors' Group in Washington, D.C. Mr. Li is also a

member of the Global Information Infrastructure Commission and an advisor to the United Nations Information and Communication Technologies Task Force. Save as disclosed above, Mr. Li has not held any directorship in other listed public companies during the last three years.

Save as disclosed, Mr. Li does not hold any position with the Bank or with other members of the Bank Group. Mr. Li has not entered into any service contract with the Bank. No terms have been fixed or proposed for Mr. Li's length of service with the Bank, although he is subject to retirement by rotation and re-election at an annual general meeting of the Bank in accordance with the Articles of Association. The fees payable to directors are determined by the Board with reference to market trends. Mr. Li receives a directors' fee of HK$100,000 per annum.

Mr. Li is not connected with any director, the senior management nor any substantial shareholder of the Bank. The Bank does not have a controlling shareholder as at the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Li is not interested in any Shares within the meaning of Part XV of the SFO.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

The following is a summary of the major changes to the existing Articles of Association:

(a) "Recognised Clearing House" shall have the meaning ascribed thereto in the SFO or a clearing house recognised by the laws of the jurisdiction in which the Shares are listed or quoted with the permission of the Bank on a stock exchange in such jurisdiction;

(b) where any Shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Shareholder in contravention of such requirement or restriction shall not be counted;

(c) no person other than a retiring Director shall, unless recommended by the board of Directors, be eligible for election to the office of Director at any general meeting unless there has been given to the secretary of the Bank notice in writing by a Shareholder (not being the person to be proposed) entitled to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected and the minimum length of the period, during which such notice(s) are given, shall be at least 7 days and that the period for lodgement of such notice(s) shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than 7 days prior to the date of such general meeting; and

(d) subject to such exceptions specified in the Articles of Association, a Director shall not be entitled to vote on (nor shall he be counted in the quorum in relation thereto) any resolution of the board of Directors approving any contract or arrangement or any other proposal whatsoever in which he or any of his associates has any material interest, and if he shall do so his vote shall not be counted (nor is he to be counted in the quorum for the resolution).

The proposed amendments to the Articles of Association are subject to the approval of the Shareholders by way of passing a special resolution at the AGM.

Full text of the proposed amendments to the Articles of Association is set out in resolution 5 of the Notice of AGM in Appendix IA to this circular.

The following are the existing Articles 77, 89(H), (I), (J) and (K) of the Articles of Association:

Article 77

"No person other than a Director retiring at the meeting shall, unless recommended by the Board, be eligible for election to the office of Director at any general meeting unless, not less than seven and not more than twenty-eight clear days before the day appointed for the meeting, there has been given to the Secretary notice in writing by a Member (not being the person to be proposed) entitled to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected."

Article 89(H)

"Save as otherwise provided by these Articles, a Director shall not vote (nor be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement in which he is to his knowledge materially interested, and if he shall do so his vote shall not be counted, but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for giving to such Director any security or indemnity in respect of money lent by him or obligations undertaken by him for the benefit of the Company;

(ii) any contract or arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company which the Director has himself guaranteed or secured in whole or in part;

(iii) any contract or arrangement by a Director to subscribe for shares, debentures or other securities of the Company issued or to be issued pursuant to any offer or invitation to Members or debenture holders of the Company or any class thereof or to the public or any section thereof, or to underwrite any shares, debentures or other securities of the Company;

(iv) any contract or arrangement in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company;

(v) any contract or arrangement concerning any other company (not being a company in which the Director (together with any of his associates, as defined in the Listing Rules) owns 5 per cent. or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever;

(vi) any proposal concerning the adoption, modification or operation of a pension fund or retirement death or disability benefits scheme which relates both to Directors and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director as such any privilege or advantage not accorded to the employees to which such scheme or fund relates;

(vii) any arrangement for the benefit of employees of the Company or of any of its subsidiaries under which the Director benefits in a similar manner as the employees and which does not accord to any Director as such any privilege or advantage not accorded to the employees to whom such arrangement relates."

Article 89(I)

"A company shall be deemed to be a company in which a Director (together with any of his associates, as defined in the Listing Rules) owns 5 per cent. or more if and so long as (but only if and so long as) he (together with any of his associates, as defined in the Listing Rules) is (either directly or indirectly) the holder of or beneficially interested in 5 per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company. For the purpose of this paragraph there shall be disregarded any shares held by a Director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which the Director's interest is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director is interested only as a unit holder."

Article 89(J)

"Where a company in which a Director (together with any of his associates, as defined in the Listing Rules) holds 5 per cent. or more is materially interested in a transaction, then that Director shall also be deemed materially interested in such transaction."

Article 89(K)

"If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall be counted in the quorum but shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the Board."

The following is the Explanatory Statement required to be sent to Shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of Shares and also constitutes the Memorandum required under Section 49BA of the Companies Ordinance:

(i) At the AGM a resolution will be proposed that the Directors be given a general mandate to exercise all powers of the Bank to repurchase on the Stock Exchange fully paid-up Shares representing up to a maximum of 10% of the Share capital of the Bank in issue on the date the resolution is passed (the "Repurchase Mandate"). Based on the 1,492,964,551 Shares in issue as at the Latest Practicable Date (and assuming that there is no change in respect of the issued Share capital of the Bank after the Latest Practicable Date and up to the passing of the relevant resolution), the Bank will therefore be allowed under the Repurchase Mandate to repurchase a maximum of 149,296,455 Shares.

(ii) Although the Directors have no present intention of repurchasing any Shares, they believe that the flexibility afforded by the Repurchase Mandate will be beneficial to the Bank and its Shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and if there are occasions in the future when depressed market conditions arise and Shares are trading at a discount to their underlying value, the ability of the Bank to repurchase Shares will be beneficial to those Shareholders who retain their investment in the Bank since their percentage interests in the assets of the Bank will increase in proportion to the number of Shares repurchased by the Bank. Furthermore, the Directors' exercise of the mandate granted under the Repurchase Mandate may lead to an increased volume of trading in Shares on the Stock Exchange.

(iii) The Directors propose that repurchases of Shares under the Repurchase Mandate will be financed from the available cash flow or working capital facilities of the Bank and its subsidiaries. In repurchasing Shares, the Bank may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the laws of Hong Kong.

(iv) There may be material adverse impact on the working capital or gearing position of the Bank (as compared with the position disclosed in its most recent published audited accounts) in the event that the proposed share repurchases are to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as will, in the circumstances, have a material adverse effect on the working capital requirements of the Bank or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Bank.

(v) There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates of the Directors of the Bank who have a present intention, in the event that the Repurchase Mandate is granted by Shareholders, to sell Shares to the Bank.

(vi) The Directors have undertaken to the Stock Exchange to exercise the power of the Bank to make purchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) If as a result of a share repurchase a shareholder's proportionate interest in the voting rights of the Bank increases, such increase will be treated as an acquisition of voting rights for purpose of the Takeover Code. As a result, a shareholder, or group of shareholders acting in concert, would obtain or consolidate control of the Bank and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code. As at the Latest Practicable Date, according to the Register kept pursuant to Section 336 of the SFO, East Asia International Trustees Limited ("EAIT") was deemed to be interested in 113,301,397 Shares, representing 7.59% of the issued Shares, held by various trusts of which EAIT was the trustee. However, the Directors are not aware of any consequence which would arise under the Takeover Code as a consequence of any purchases pursuant to the Repurchase Mandate.

(viii) No purchases have been made by the Bank of its Shares in the six months prior to the date of this circular.

(ix) No connected persons of the Bank (as defined in the Listing Rules) have notified it of a present intention to sell Shares to the Bank and no such persons have undertaken not to sell any such Shares to the Bank in the event that the Repurchase Mandate is granted by Shareholders.

(x) The highest and lowest prices at which Shares had traded on the Stock Exchange in each of the previous twelve months were as follows:

	Highest	**Lowest**
	HK$	*HK$*
2004: February	25.90	23.10
March	25.50	22.00
April	25.30	22.40
May	23.10	19.50
June	23.30	21.35
July	23.05	21.90
August	21.90	20.35
September	22.35	21.25
October	22.40	21.60
November	24.70	22.25
December	24.60	23.35
2005: January	24.40	22.50

(ix) 本銀行並無獲其關連人士(按《上市規則》的定義)知會他們現擬出售股份予本銀行。該等人士亦無承諾，倘購回授權獲股東批准後，他們不會出售任何該等股份予本銀行。

(x) 本銀行股份過去12個月期間每月在聯交所的最高及最低買賣價如下：

	最高	**最低**
	港元	*港元*
2004年：2月	25.90	23.10
3月	25.50	22.00
4月	25.30	22.40
5月	23.10	19.50
6月	23.30	21.35
7月	23.05	21.90
8月	21.90	20.35
9月	22.35	21.25
10月	22.40	21.60
11月	24.70	22.25
12月	24.60	23.35
2005年：1月	24.40	22.50

以下為根據《上市規則》規定，須就購回股份的一般性授權的建議，寄予股東的說明函件及根據《公司條例》第49BA條規定而發出的備忘錄：

(i) 本銀行將於股東周年常會上，提呈一項決議案，以賦予本銀行董事一般性權力，可行使本銀行的一切權力，在聯交所購回不超過本銀行於決議案通過當日之已發行股本10%的繳足股份(「購回授權」)。按本通函付印前的最後實際可行日期的已發行股份1,492,964,551股計算，並假設在最後實際可行日期後至有關決議案通過前，本銀行之已發行股份沒有變動，本銀行根據購回授權可購回最多不超過149,296,455股股份。

(ii) 儘管董事現無意購回任何股份，他們相信購回授權所賦予的靈活性將對本銀行及其股東均甚為有利。由於近年在聯交所的交投情況偶爾反覆，故日後市況若陷於低潮而股份以低於其基本價值的價格買賣時，本銀行能夠購回股份將對擬保留其於本銀行的投資的股東有利，因為此等股東佔本銀行資產權益的百分比將按本銀行購回股份數目的比例而增加。此外，董事行使購回授權將可增加股份在聯交所的成交量。

(iii) 董事建議根據購回授權購回股份所需的款項將由本銀行及其附屬公司的可用現金或營運資金融資支付。根據本銀行組織章程大綱及細則以及香港法例的規定，本銀行用以支付購回股份的款項須來自可合法用於購回股份的資金。

(iv) 倘購回授權於建議中的購回期間任何時間全部行使，對本銀行的營運資金或資產負債狀況(與本銀行最新刊發的年報所載經審核賬目所披露的狀況比較)可能會產生重大的不利影響。然而，董事不會建議在對本銀行的營運資金規定或董事所不時認為對本銀行而言屬適當的資產負債水平產生重大不利影響的情況下行使購回授權。

(v) 本銀行的董事或(就董事所知及經進行一切合理查詢後)他們的聯繫人士現時概無意在購回授權獲股東批准後出售股份予本銀行。

(vi) 董事已向聯交所承諾，將根據《上市規則》及香港法例，並按照購回授權的規定，行使本銀行購回股份的權力。

(vii) 倘本銀行購回股份而導致一位股東持有本銀行的投票權比例有所增加，按《收購守則》所載，增加的比例將被視作增購股份投票權。若一位或多位一致行動的股東因此而取得或合共取得本銀行的控制權，便須遵照《收購守則》第26條作出強制收購。於本通函付印前的最後實際可行日期，根據《證券及期貨條例》第336條存置的登記冊，East Asia International Trustees Limited (「EAIT」)被視為擁有113,301,397股股份，佔已發行股份的7.59%。該等股份分別由多個信託持有，而EAIT為該等信託之受託人。然而董事並未知悉，如董事根據購回授權購回股份後，將會引致《收購守則》規定下的任何後果。

(viii) 於本文件的刊發日期前6個月內，本銀行並無購買本身股份。

第89(I)條

「倘董事(及根據上市規則所闡釋的聯繫人士)持有或在利益上擁有(不論直接或間接)某公司之任何權益股份資本類別或其賦予會員之投票權利之百份之五或以上，即視作擁有該公司百份之五或以上論。就本段而言，並不包括倘董事以受託人身份持有任何股份而非擁有其利益，或只擁有任何信託中之股份之期權回復或殘留權，而其他人仕則有權收取該股份之收入或只是許可單位持有人等情況。」

第89(J)條

「凡董事(及根據上市規則所闡釋的聯繫人士)擁有該公司百分之五或以上，而該公司在一項交易中有主要之利益，該董事將被視作對該交易同樣擁有主要利益。」

第89(K)條

「凡在任何董事局會議中產生有某董事(會議之主席除外)是否擁有主要利益或其(會議之主席除外)是否有權投票或被計算在法定人數內之問題，而該有關董事並未自願地同意放棄投票或被計算在法定人數中，則該問題應交予會議之主席處理，主席之判決為最終及具決定性，除非有關董事所知悉其利益之性質或程度並未公平地向董事局透露。倘前述之問題發生在會議主席身上，該問題將由董事局以議案解決(為此，該主席應被計算在法定人數以內但不得投票)，而該議案應為最終及具決定性，除非就該主席所知悉，其利益之性質或程度，並未公平地向董事局透露。」

下列為組織章程細則第77條、第89(H)、(I)、(J)及(K)條的現有條文：

第77條

「除非在指定開會前七至二十八日前，秘書收到有權於該會出席及投票之某些成員(不得為被推舉者)之書面通告，謂其有意推舉某人，及該人仕簽署之同意書，否則只有任期屆滿之董事，除非董事局另有推薦，才有資格在任何大會被推選為董事。」

第89(H)條

「除本章程另有規定外，董事不得就有關任何其知悉並擁有主要利益之合約或安排之董事局議案作出投票，倘其作出投票，其票數亦不應被計算在內，但此項禁制在下述情況下將不適用：

(i) 董事因為本公司利益而外借款項或承擔責任，從而獲得之保証或賠償合約或安排；

(ii) 董事為本公司之債項或債務作全部或部分擔保而給予第三者作為保証之有關合約或安排；

(iii) 因董事根據向成員或本公司債務持有人或其任何類別人士或公眾或其任何部分人士發出之出售或邀請而認購股份債券或其他證券或包銷任何本公司之股份，債券或其他證券之有關合約或安排；

(iv) 因為該董事對本公司之股份或債券或其他証券擁有利益關係或對或透過本公司而有利益關係的合約或安排；

(v) 任何有關其他公司之合約或安排，而董事對該公司直接或間接擁有利益，不論是以職員，股東，債權人或其他形式(倘董事及定義見上市規則其聯繫人擁有該公司百分之五或以上者除外)；

(vi) 任何有關採納，改良或運作與本公司或其附屬公司之董事及僱員有關之退休基金或退休，死亡或傷殘利益計劃之建議，而該計劃或基金並毋賦予董事任何僱員所缺乏之特權或優惠；

(vii) 任何裨益本公司或其任何附屬公司之僱員之安排，而在該安排下，董事將以類似僱員受惠之形式受惠；且不會賦予董事任何僱員所缺乏之特權或優惠。」

對於現有組織章程細則較重要的修訂之概要如下：

(a) 「認可結算所」具有《證券及期貨條例》所賦予的涵義，或指本銀行股份上市或買賣之交易所當地所屬司法權區之法例認可之結算所；

(b) 倘若本銀行任何股東，在《上市規則》規定下，須就某議決事項放棄表決權、或限制任何股東只能夠投票支持或反對某議決事項，若有任何違反有關規定或限制的情況，由該等股東或其代表投下的票數不得計算在內；

(c) 除非本銀行的秘書收到有權於該會議出席及投票的股東(不得為被推舉者)的書面通知，謂其有意推舉某人，以及該人士簽署同意被推舉的書面通知，否則只有在股東常會上任期屆滿的董事，除非董事會另有推薦，才有資格在任何股東常會被推舉為董事。發出通知的最短期限，將至少為7天；提交該通知的期間，由就該選舉發送股東常會通告之後開始計算，而該期限不得遲於該股東常會舉行日期之前7天結束；及

(d) 除在組織章程細則所指明的例外情況下，董事無權就任何通過其本人或其任何聯繫人擁有重大利益的合約或安排或任何其他建議的董事局決議案進行投票；倘其作出投票，其票數不得計算在內(或被計入該決議案的法定人數內)。

建議修訂組織章程細則須獲股東在股東周年常會上通過一項特別決議案批准。

建議修訂組織章程細則的全文載於本通函附錄IA的股東周年常會通告內的第5項決議案。

及新加坡盈科亞洲拓展有限公司主席。他是世界經濟論壇(資訊科技及電訊事務)、美國華盛頓策略及國際研究中心國際委員會的成員。此外，李先生亦是環球資訊基建委員會的成員以及聯合國資訊及通訊科技專責小組的顧問。除所披露外，李先生過去3年並無在其他上市公司擔任董事職務。

除所披露外，李先生並無於本行或本集團其他成員擔當任何職位。李先生與本行並無訂立任何服務合約，亦無固定或建議任期，惟他須根據本行之組織章程細則之規定，於本行股東周年常會上輪值告退及膺選連任。支付予董事的袍金由董事會參照市場的情況而釐定。李先生收取每年港幣十萬元的董事袍金。

李先生與本行的董事、高層管理人員及主要股東概無任何關係。在最後實際可行日期，本行並無控股股東。

在最後實際可行日期，李先生並無持有根據《證券及期貨條例》第XV部定義之本行任何股份之權益。

除上述披露者外，並無其他就李先生之重選而需要使本行股東知悉的事項。

在最後實際可行日期，根據《證券及期貨條例》第XV部之定義，彭先生持有349,718股（0.02%）股份；此外，根據本銀行的僱員認股計劃，彭先生獲授予認股權以認購1,930,000股股份。

除上述披露者外，並無其他就彭先生之重選而需要使本行股東知悉的事項。

4. **郭炳江先生**
MSc (Bus Adm), BSc (Eng), FCPA, JP 獨立非執行董事、審核委員會委員及薪酬委員會委員

郭先生，53歲，在2001年獲委任為本行董事。郭先生現為新鴻基地產發展有限公司副主席兼董事總經理，三號幹線（郊野公園段）有限公司主席、IFC Development Limited聯席主席及新意網集團有限公司執行董事。郭先生亦曾是富聯國際集團有限公司的董事。除所披露外，他過去3年並無在其他上市公司擔任董事職務。

郭先生是香港大學經濟及工商管理學院理事會主席及香港地產建設商會第一副會長，並獲政府委任為外匯基金諮詢委員會委員、經濟及就業委員會委員、臨時建造業統籌委員會委員及可持續發展委員會成員。郭先生為廣州市榮譽市民及第九屆中華人民共和國全國政協上海市委員會的常務委員。郭先生持有英國倫敦大學工商管理碩士學位及倫敦大學帝國學院土木工程系學士學位。

除所披露外，郭先生並無於本行或本集團其他成員擔當任何職位。郭先生與本行並無訂立任何服務合約，亦無固定或建議任期，惟他須根據組織章程細則之規定，於本行股東周年常會上輪值告退及膺選連任。支付予董事的袍金由董事會參照市場的情況而釐定。郭先生收取每年港幣十萬元的董事袍金。

郭先生與本行的董事、高層管理人員及主要股東概無任何關係。在最後實際可行日期，本行並無控股股東。

在最後實際可行日期，郭先生並無持有根據《證券及期貨條例》第XV部定義之本行任何股份之權益。

除上述披露者外，並無其他就郭先生之重選而需要使本行股東知悉的事項。

5. **李澤楷先生**
非執行董事

李先生，38歲，在2001年獲委任為本行董事。李先生現為亞洲主要資訊科技及電訊公司之一電訊盈科有限公司的主席、盈科拓展集團主席兼行政總裁、盈科大衍地產發展有限公司主席，以

除上述所披露者外，李博士並無於本行或本集團其他成員擔當任何職位。李博士與本行並無訂立任何服務合約，亦無固定或建議任期，惟他須根據組織章程細則之規定，於本行股東周年常會上輪值告退及膺選連任。支付予董事的袍金由董事會參照市場的情況而釐定。李博士收取每年港幣十萬元的董事袍金。

李博士為本行非執行董事李國星先生之父親。他亦是本行主席兼行政總裁李國寶博士之堂伯父，以及本行非執行董事李福善博士之堂兄。除所披露者外，李博士與本行其他董事、高層管理人員及主要股東概無任何關係。在最後實際可行日期，本行並無控股股東。

在最後實際可行日期，李博士為1,235,804股(0.08%)股份的實益擁有人。此外，The Fook Wo Trust持有30,955,378股(2.07%)股份，李博士為該信託的成立人，惟他不可以影響受託人如何行使其酌情權。披露該30,955,378股出於自願性質。

除上述披露者外，並無其他就李博士之重選而需要使本行股東知悉的事項。

3. **彭玉榮先生**

BSSc, MBA, Hon. DSocSc, Hon. Fellow (CUHK), ACIB, FHKIB, JP 執行董事兼副行政總裁

彭先生，55歲，在1973年加入本行、1991年任替任行政總裁、1992年擢升為總經理、1995年再擢升為副行政總裁並獲委任為本行董事。他協助行政總裁處理本集團之整體運作及管理。彭先生亦出任本集團其他成員的董事。他亦是多個由董事會委任的委員會之主席及委員。

彭先生是職業訓練局銀行及金融業訓練委員會主席，以及香港銀行學會副會長。他是懲教署人員子女教育信託基金投資顧問委員會主席、香港應用科技研究院有限公司董事、槓桿式外匯仲裁委員會委員、證券及期貨事務監察委員會之投資者教育諮詢委員會及程序覆檢委員會的委員。他亦是投訴警方獨立監察委員會觀察員及香港大學僱員退休金計劃信託人。

彭先生過去3年並無在其他上市公司擔任董事職務。

彭先生與本行並無訂立任何服務合約，亦無固定或建議任期，惟他須根據組織章程細則之規定，於本行股東周年常會上輪值告退及膺選連任。支付予董事的袍金由董事會參照市場的情況而釐定。彭先生收取每年港幣十萬元的董事袍金。

彭先生與本行的董事、高層管理人員及主要股東概無任何關係。在最後實際可行日期，本行並無控股股東。

下列為將於股東周年常會重選連任的5位董事的資料：

1. **陳文裘先生**
   FCPA, FCA 獨立非執行董事及審核委員會委員

   陳先生，68歲，在2004年獲委任為本行董事。他現為德勤•關黃陳方會計師行顧問。他亦是香港會計師公會及英國及威爾斯特許會計師公會的資深會員。陳先生前為德勤•關黃陳方會計師行合夥人直至2002年，他擁有逾30年的會計經驗。作為合夥人，陳先生曾負責領導德勤提供審計、稅務、企業財務、破產及上市方面的專業服務；曾負責的客戶遍布中國、香港、歐洲及美國。

   陳先生為中國人民政治協商會議全國委員會委員。他亦曾為香港特別行政區推選委員會委員。陳先生積極參與公眾服務，他曾出任香港房屋協會的委員、名譽司庫及主席逾20年；亦曾出任機場諮詢委員會委員。

   陳先生為海港企業有限公司的獨立非執行董事。除所披露外，他過去3年並無在其他上市公司擔任董事職務。

   除所披露外，陳先生並無於本行或本集團其他成員擔當任何職位。陳先生與本行並無訂立任何服務合約，亦無固定或建議任期，惟他須根據組織章程細則之規定，於本行股東周年常會上輪值告退及膺選連任。支付予董事的袍金由董事會參照市場的情況而釐定。陳先生收取每年港幣十萬元的董事袍金。

   陳先生與本行的董事、高層管理人員及主要股東概無任何關係。在最後實際可行日期，本行並無控股股東。

   在最後實際可行日期，陳先生並無持有根據《證券及期貨條例》第XV部定義之本行任何股份之權益。

   除上述披露者外，並無其他就陳先生之重選而需要使本行股東知悉的事項。

2. **李福和博士**
   CBE, BS, MCS, Hon. LLD, Hon. DSSc, FCIB, FHKIB, JP 非執行董事及提名委員會委員

   李博士，88歲，是前任行政局及立法局議員。他在1940年加入本行、1958年獲委任為董事、1972年至1976年任總經理、1984年至1997年任主席。

   李博士曾為和記黃埔有限公司及德昌電機控股有限公司的董事。除所披露外，他過去3年並無在其他上市公司擔任董事職務。

組織章程細則第57條列明股東可要求以投票方式表決的程序：

凡在任何大會表決議案時得用舉手方式決定，除非(在舉手決定之結果宣布時或以前或其他以投票方式表決之要求已撤銷)有人正式提出以投票方式表決的要求。除非條例另有規定，下列人士可要求以投票方式表決：

(a) 會議主席；或

(b) 最少5位由本人或代表出席並有投票權之股東；或

(c) 任何由本人或其代表出席及投票的股東並擁有10%的投票權；或

(d) 持有獲賦予出席及投票權股份之股東或其代表，而就該等股份已繳足的總款額乃相等於不少於授予該表決權的全部股份已繳足總款額的10%。

除非有人要求以投票方式表決或該要求已被撤銷，主席宣布一項議案經舉手表決一致通過或大多數通過，或大多數不通過或被否決將即為最終及具決定性論，而在會議記錄為該事項作記載時，即為此項事實之具有決定性之証據，而無需再証明記錄所得之贊成或反對票數目或比率。

(b) 就本決議案而言：

「有關期間」乃指本決議案通過之日至下列任何一項較早發生的期間：

(i) 本銀行下屆股東周年常會結束；

(ii) 法例規定本銀行須舉行下屆股東周年常會期限屆滿之日；及

(iii) 本決議案所載的權力經由股東常會通過普通決議案將之撤銷或修訂之日。」

8. 「動議，倘若通過了本會議通告第6項及第7項所載決議案，將根據本會議通告第6項所載決議案而授予董事會配發股份的一般性授權予以擴大，即在董事會根據該項一般性權力而可予配發或同意配發的股本的總面值中，加入相等於本銀行根據本會議通告第7項所載決議案所獲授的權力而購回的股本總面值的數額。」

承董事會命
公司秘書
何金蘭 謹啟

香港，2005年3月11日

附註：

(a) *由2005年3月14日星期一起至3月16日星期三止，本銀行暫停辦理股票過戶登記。如欲享有上述末期股息，請於2005年3月11日星期五下午4時前將過戶文件送達香港灣仔告士打道56號東亞銀行港灣中心地下標準証券登記有限公司辦理登記。*

(b) *董事會主席已表示他將指示以投票方式表決所有於本會議通告中列明之決議案。*

(c) *有資格出席及投票的股東可委任代表出席及投票。該代表人不須為本銀行的股東。*

(d) *本銀行的組織章程大綱及細則以英文撰寫，並無正式中文譯本。因此，上述第5項所載有關修改組織章程細則的決議案之中文本純為中文譯本，以作參考之用。文義如有歧異，應以英文本為準。*

普通決議案

6. 「動議

(a) 無條件授予董事會一般性權力，於有關期間內行使本銀行的一切權力，配發、發行及處理本銀行額外股份，並訂立及授予或需在有關期間或其後行使該項權力的售股建議、協議、期權或認股權證，該等額外股份不得超過於本決議案日期本銀行因根據本會議通告第2項批准的以股代息而增加的已發行股本面值總額20%；惟根據以下情況而發行的股份不計在內：

(i) 配售新股；

(ii) 行使授予本銀行及其附屬公司僱員的任何認股計劃或類似安排的期權；或

(iii) 遵照本銀行組織章程細則所進行的任何以股代息或類似的安排；及

(b) 就本決議案而言：

「有關期間」乃指本決議案通過之日至下列任何一項較早發生的期間：

(i) 本銀行下屆股東周年常會結束；

(ii) 法例規定本銀行須舉行下屆股東周年常會期限屆滿之日；及

(iii) 本決議案所載的權力經由股東常會通過普通決議案將之撤銷或修訂之日。」

7. 「動議

(a) 無條件授予董事會一般性權力，在有關期間內行使本銀行一切權力，在符合不時經修訂的一切適用法例以及《香港聯合交易所有限公司證券上市規則》或任何其他證券交易所的規定的情況下購回本銀行股本中每股面值港幣2.50元的普通股；惟根據本段所授的批准而購回股份的總面值不得超過本決議案日期本銀行因根據本會議通告第2項批准的以股代息而增加的已發行股本的10%；及

(iv) 任何就本公司或其任何附屬公司僱員之利益而作出之建議或安排，包括：

(a) 採納、修訂或執行任何僱員股份計劃或證券期權獎勵計劃或股份期權計劃，使董事或其聯繫人可能從中得益；或

(b) 採納、修訂或執行任何涉及本公司或其任何附屬公司之董事、其聯繫人及僱員之養老或公積金，或退休、死亡或傷殘福利計劃之建議，且並無董事或其聯繫人獲提供有別於有關計劃或基金之任何特權或有利條件；及

(v) 董事或其聯繫人僅因持有本公司或其任何附屬公司之股份或債券或其他證券而與其他持有本公司或其任何附屬公司之股份或債券或其他證券之人士擁有同等權益之任何合約或安排。」；

(g) 將第89條(I)及(J)項下「定義見上市規則」字樣刪去；及

(h) 將第89條(K)項全部刪去，並以下列全新的分段取代：

「(K) 倘在任何董事局會議上就一名董事或其聯繫人是否擁有重大權益，或就有關合約、安排或交易或建議之合約、安排或交易的重要性，或就任何董事是否有權投票或計入法定人數內而出現問題，及有關問題未能透過該名董事自願同意放棄投票或不予計入法定人數而解決，則有關問題將轉交會議主席處理(倘若問題涉及主席或其聯繫人的權益，則轉交會議上其他董事)，而會議主席(或，在適當情況下，其他董事)就該名董事(或，在適當情況下，主席)所作之決定將為最終及最後定論，除非該名董事(或，在適當情況下，主席)並未向董事局公允地披露據其所知其本人及／或其聯繫人(或，在適當情況下，主席及／或其聯繫人)所擁有之權益之性質或程度。」」

(e) 將第77條全部刪去(其邊緣的附註除外)，並以下列全新的細則取代：

「77. 除非秘書收到有權於該會議出席及投票的股東(不得為被推舉者)的書面通知，謂其有意推舉某人，以及該人士簽署同意被推舉的書面通知，否則只有在股東常會上任期屆滿的董事，除非董事局另有推薦，才有資格在任何股東常會被推舉為董事。發出通知的最短期限，將至少為7天；提交該通知的期間，由就該選舉發送股東常會通告之後開始計算，而該期限不得遲於該股東常會舉行日期之前7天結束。」；

(f) 將第89條(H)項全部刪去，並以下列全新的分段取代：

「(H) 除此等細則另有所指外，董事無權就任何通過其本人或其任何聯繫人擁有重大利益的合約或安排或任何其他建議的董事決議案進行投票；倘其作出投票，其票數不得計算在內(或被計入該決議案的法定人數內)，但此項禁制不適用於下述任何事項：

(i) 在以下情況提供任何抵押或賠償保證：

(a) 在本公司或其任何附屬公司要求下或為本公司或其任何附屬公司之利益，就董事或其聯繫人借出款項或承擔之責任而向該董事或其聯繫人提供；

(b) 就董事本人或其聯繫人因本公司或其任何附屬公司之債項或承擔之責任而個別或共同地按一項擔保或賠償擔保或抵押承擔全部或部分責任而向第三者提供；

(ii) 任何涉及發售本公司或本公司創辦或擁有權益之其他公司股份或債券或其他證券以供認購或購買之建議，而董事或其聯繫人在發售建議之包銷或分包銷中作為參與者而擁有權益；

(iii) 涉及董事或其聯繫人僅因作為高級人員、主要行政人員或股東，無論直接或間接，擁有權益；或董事或其聯繫人實益擁有該公司股份權益之任何建議，惟董事及其聯繫人並無於該公司合共擁有5%或以上已發行股份或任何類別股份之投票權之權益(或董事或其任何聯繫人透過任何第三公司持有或由其產生之權益)；

東亞銀行有限公司

第86屆股東周年常會通告

敬啟者：本銀行謹訂於2005年4月8日星期五上午11時正，假座香港中環干諾道中3號麗嘉酒店大禮堂舉行第86屆股東周年常會討論下列事項：

1. 省覽及接納截至2004年12月31日止年度已審核賬目與董事會及核數師報告書；

2. 宣布派發末期股息；

3. 選舉董事；

4. 聘請核數師並授權董事會釐訂其酬金；

作為特別事項考慮並酌情通過或經修訂後通過下列決議案：

特別決議案

5. 「動議以下列方式修訂本銀行的組織章程細則：

   (a) 在第2條釋義項下，緊隨「本章程」一詞的詮釋之後加入以下新詮釋：

   「「聯繫人」具有《上市規則》所賦予的涵義」；

   (b) 在第2條釋義項下，緊隨「董事局」一詞的詮釋之後加入以下新詮釋：

   「「董事」即指本公司不時在任的董事」；

   (c) 刪除第2條釋義項下「認可結算所」一詞的詮釋，並以下列新的詮釋取代：

   「「認可結算所」具有《證券及期貨條例》(香港法例第571章)所賦予的涵義，或指本公司股份上市或買賣之交易所當地所屬司法權區之法例認可之結算所」；

   (d) 緊隨第66條之後加入以下全新的第66A條：

   「66A. 如《上市規則》規定任何股東須就某議決事項放棄表決權、或限制任何股東只能夠投票支持或反對某議決事項，若有任何違反有關規定或限制的情況，由該等股東或其代表投下的票數不得計算在內。」；

適用於股東周年常會之代表委任書已隨附於本通函內。無論 閣下能否出席股東周年常會，務請盡快將代表委任書按其上印列之指示填妥，而無論如何須於股東周年常會指定舉行時間48小時前交回本銀行之股份登記處，標準証券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。填妥並遞交代表委任書後，股東仍可親身出席股東周年常會，並於會上投票。

3. 重選董事

根據組織章程細則第75條，陳文裘先生（於2004年12月1日獲委任）將在股東周年常會上退任，並願膺選連任。根據組織章程細則第80、81及82條，李福和博士、彭玉榮先生、郭炳江先生及李澤楷先生將在股東周年常會上輪值告退，並願膺選連任。在股東周年常會上建議重選連任董事的資料載於本通函的附錄II。

4. 修訂組織章程細則

董事建議修訂組織章程細則，使與（其中包括）在2004年3月31日生效的《上市條例》之修訂相符。

對於現有組織章程細則較重要的修訂之概要載於本通函的附錄IIIA。

上述擬修訂╱更新之組織章程細則第77條、第89(H)、(I)、(J)及(K)條的現有條文載於本通函的附錄IIIB。

5. 發行股份及購回股份的一般性授權

於2004年3月31日舉行的本銀行股東周年常會上，股東已批准授予董事（其中包括）一般性授權，以(i)配發、發行及以其他方式處理不超過本銀行於通過有關決議案當日，已發行股本面值總額20%的股份，及(ii)可在聯交所購回最多不超過本銀行於通過有關決議案當日，已發行股本面值總額10%的股份。根據該項批准的條款，該等一般性授權即將於2005年4月8日股東周年常會結束時屆滿。為求與現行公司慣例一致，本銀行現尋求股東重新授予該等一般性授權。而有關該等一般性授權的普通決議案將於股東周年常會上提呈。

按照《上市規則》規定須就建議的購回股份決議案寄發予股東的説明函件載於本通函的附錄IV。

6. 推薦意見

董事認為上述建議符合本銀行及其股東的利益，因此推薦全體股東於股東周年常會上投票贊成擬提呈的有關決議案。

此致

列位股東 台照

主席兼行政總裁

李國寶 謹啟

2005年3月11日

東亞銀行有限公司

執行董事：
李國寶博士*（主席兼行政總裁）*
彭玉榮先生*（副行政總裁）*
陳棋昌先生*（副行政總裁）*

非執行董事：
李福和博士
李福善博士
李國星先生
蒙民偉博士
丹斯里邱繼炳博士
李澤楷先生

獨立非執行董事：
黃頌顯先生
李兆基博士
黃子欣博士
羅友禮先生
郭炳江先生
陳文裘先生

註冊辦事處：
香港
德輔道中10號

敬啟者：

股東周年常會通告、重選董事、修訂組織章程細則、
發行股份及購回股份的一般性授權

1. 緒言

本通函旨在向　閣下提供有關：(i)通知股東召開股東周年常會；(ii)重選董事；(iii)修訂組織章程細則，及(iv)授予發行股份及購回股份的一般性授權之建議的資料。

2. 股東周年常會

股東周年常會通告載於本通函的附錄IA。於股東周年常會上，將會提呈多項決議案，以批准(其中包括)重選董事、建議修訂組織章程細則，以及發行股份及購回股份的一般性授權。

股東於本銀行任何股東常會上可要求投票表決之程序載於本通函的附錄IB。

在本通函內，除非文義另有規定外，否則下列詞語的涵義如下：

「股東周年常會」	指	本銀行謹訂於2005年4月8日星期五上午11時正，假座香港中環干諾道中3號麗嘉酒店大禮堂召開的股東周年常會，或(如文義允許)其任何續會。股東周年常會通告載於本通函的附錄IA；
「組織章程細則」	指	本銀行不時修訂的組織章程細則；
「本銀行」或「本行」	指	東亞銀行有限公司，於香港註冊成立的有限公司；
「董事」	指	本銀行的董事；
「香港」	指	中華人民共和國香港特別行政區；
「最後實際可行日期」	指	2005年3月3日，即本通函付印前的最後實際可行日期；
「上市規則」	指	《聯交所證券上市規則》；
「條例」	指	《公司條例》，香港法例第32章；
「證券及期貨條例」	指	《證券及期貨條例》，香港法例第571章；
「股東」	指	股份持有人；
「股份」	指	本銀行股本中每股面值港幣2.50元的股份；
「聯交所」	指	香港聯合交易所有限公司；及
「收購守則」	指	《香港公司收購及合併守則》。

頁次

此乃要件　請即處理

閣下如對本通函任何方面或對　閣下應採取的行動**有任何疑問**，應諮詢交易所參與者或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有東亞銀行有限公司的股份，應立即將本通函送交買主或承讓人，或經手買賣或轉讓的交易所參與者或其他代理商，以便轉交買主或承讓人。



BEA東亞銀行

東亞銀行有限公司

(1918年在香港註冊成立之有限公司)

(股份代號：23)

股東周年常會通告、
重選董事、
修訂組織章程細則
及
發行股份及購回股份的一般性授權

東亞銀行有限公司謹訂於2005年4月8日星期五上午11時正，假座香港中環干諾道中3號麗嘉酒店大禮堂召開股東周年常會(「股東周年常會」)。股東周年常會通告載於本通函的附錄IA。

無論　閣下能否出席股東周年常會，務請盡快將隨附的代表委任書按其上印列之指示填妥，而無論如何須於股東周年常會指定舉行時間48小時前交回本銀行之股份登記處，標準証券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。填妥並遞交代表委任書後，股東仍可親身出席股東周年常會，並於會上投票。

2005年3月11日



The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

Proxy Form (86th Annual General Meeting to be held on 8th April, 2005)

I/We[1] ______________________________

of ______________________________

being the registered holder(s) of ______________ [2] shares of HK$2.50 each in The Bank of East Asia, Limited hereby appoint the Chairman of the Meeting[3] or failing him ______________________________

of ______________________________

as my/our proxy to attend and vote[4] for me/us and on my/our behalf at the 86th Annual General Meeting of the Bank and at any adjournment thereof to be held in the Ballroom, The Ritz-Carlton, 3 Connaught Road Central, Hong Kong on Friday, 8th April, 2005 at 11:00 a.m. and to vote for me/us as indicated below:

	Items to be passed pursuant to the Notice of Annual General Meeting	For	Against
1.	To adopt the Audited Accounts and the Reports of the Directors and of the Auditors for the year ended 31st December, 2004.		
2.	To declare a final dividend.		
3.	To re-elect the following Directors:		
	(a) Mr. Tan Man-kou		
	(b) Dr. Li Fook-wo		
	(c) Mr. Joseph Pang Yuk-wing		
	(d) Mr. Thomas Kwok Ping-kwong		
	(e) Mr. Richard Li Tzar-kai		
4.	To re-appoint KPMG as Auditors of the Bank and authorise the Directors to fix their remuneration.		
5.	Special Resolution on item 5 (To amend the Articles of Association of the Bank).		
6.	Ordinary Resolution on item 6 (To grant a general mandate to the Directors to issue additional shares).		
7.	Ordinary Resolution on item 7 (To grant a general mandate to the Directors to repurchase the Bank's own shares).		
8.	Ordinary Resolution on item 8 (To extend the general mandate granted to the Directors pursuant to item 6).		

Dated this ______________ day of ______________ 2005.

Signature of Shareholder: ______________________________

Full Name: ______________________________

Notes:

1. Full name(s) and address(es) to be inserted in block capitals.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form will be deemed to relate to all the shares in the Bank registered in your name(s).
3. If you wish to appoint a proxy other than the Chairman of the Meeting, please delete "the Chairman of the Meeting" and insert the name and address of the person you wish to appoint in the space provided. A proxy need not be a member of the Bank. Completion and delivery of the proxy form will not preclude you from attending and voting in person at the meeting. In such event, the instrument appointing a proxy shall be deemed to be revoked.
4. Please indicate with a "✓" in the appropriate box beside each of the resolutions how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy will vote for or against the resolution or will abstain at his discretion.
5. In the case of joint Shareholders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote(s) of other joint holder(s) and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.
6. The form of proxy must be signed by you or your attorney duly authorised in writing. In the case of a corporation, this form must be executed under seal or under the hand of an officer or attorney duly authorised.
7. To be valid, this form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be deposited with Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time for holding the meeting or adjourned meeting.
8. Any alteration made to this form of proxy must be initialled by the person who signs it.


BEA東亞銀行

東亞銀行有限公司

(1918年在香港註冊成立之有限公司)
(股份代號：23)

代表委任書(2005年4月8日舉行之第86屆股東周年常會)

本人／我們[1] ____________________
地址 ____________________
是 ____________________ [2]股每股面值港幣2.50元的東亞銀行有限公司股份的註冊股東，茲委任大會主席[3]若其亦不能出席，則委任 ____________________
地址 ____________________
代表本人／我們出席在2005年4月8日(星期五)上午11時假香港中環干諾道中3號麗嘉酒店大禮堂召開的第86屆股東周年常會及其一切續會，並按以下指示就下列各項投票[4]：

	通過根據股東周年常會通告內的事項	贊成	反對
一	接納截至2004年12月31日止年度已審核賬目與董事會及核數師報告書。		
二	宣布派發末期股息。		
三	選舉下列人仕連任為董事：		
	(a) 陳文裘先生		
	(b) 李福和博士		
	(c) 彭玉榮先生		
	(d) 郭炳江先生		
	(e) 李澤楷先生		
四	再度聘請畢馬威會計師事務所為本銀行核數師，並授權董事會釐訂其酬金。		
五	第五項之特別決議案(修改本銀行之組織章程細則)。		
六	第六項之普通決議案(授權董事會增發新股)。		
七	第七項之普通決議案(授權董事會購回銀行本身股份)。		
八	第八項之普通決議案(擴大授予董事會根據第六項發行新股的權力)。		

2005年 ________月 ________日

股東簽署： ____________________

股東姓名： ____________________

附註：

1. 請用正楷填寫姓名及地址。
2. 請填寫以 閣下名義註冊的股份數目，凡未填寫清楚的委任書將被認為是代表所有以 閣下名義註冊的本銀行股份。
3. 閣下如欲委任代表出席上述會議，請劃去「大會主席」一欄，並在適當空格內填寫委任代表的姓名及地址。代表人不須為本銀行股東。 閣下於填妥及交回代表委任書後仍可親自出席周年常會及於會上投票。在此情況下，委任代表文件將視為經已撤銷。
4. 請在每項決議案右邊適當空格按 閣下的投票意願填上「✓」號，倘無註明投票意願，則代表人可自行決定如何投票或放棄投票。
5. 若為聯名股東，本銀行只接受由排名最先的註冊股東親自或委任代表所投的一票為有效，因此，以股東名冊上排名次序較先的聯名股東享有優先投票權。
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BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)

(Stock Code: 23)

ANNOUNCEMENT OF 2004 FINAL RESULTS

SUMMARY OF RESULTS

The Directors of The Bank of East Asia, Limited ("BEA") are pleased to announce the audited results of the Bank and its subsidiaries (the "Group") for the year ended 31st December, 2004. This financial report is prepared on a basis consistent with the accounting policies and methods adopted in the 2003 annual accounts except for the changes in accounting policies made thereafter in adopting a new Hong Kong Accounting Standard ("HKAS") issued by the Hong Kong Institute of Certified Public Accountants.

A. CONSOLIDATED PROFIT AND LOSS ACCOUNT

	2004 HK$'000	2003 HK$'000	Variance %
Interest income	5,682,080	5,763,729	-1.4
Interest expense	(2,054,505)	(2,167,649)	-5.2
Net interest income	3,627,575	3,596,080	+0.9
Fee and commission income	1,506,604	1,266,294	+19.0
Fee and commission expense	(298,363)	(210,010)	+41.5
Net trading profits	360,371	217,079	[illegible]
Other operating income	299,678	271,812	+10.3
Operating income	5,495,865	5,396,247	+1.8
Operating expenses	(2,720,431)	(2,525,540)	+7.7
Operating profit before provisions	2,775,434	2,870,707	-3.3
Charge for bad and doubtful debts	(272,807)	(498,670)	-45.3
Operating profit after provisions	2,502,627	2,372,037	+5.5
Net profit/(loss) on disposal of fixed assets	16,239	(11,195)	[illegible]
Revaluation surplus on investment properties	227,841	12,870	[illegible]
Write back/(charge) for impairment loss on bank premises	18,536	(11,702)	[illegible]
Net loss on disposal of held-to-maturity debt securities	—	(17,062)	-100.0
Net profit/(loss) on disposal of investment securities and associates	13,758	(1,987)	[illegible]
(Provision)/write back on held-to-maturity debt securities, investment securities and associates	(18,502)	15,874	-217.1
Share of profits less losses of associates	64,376	112,590	-42.8
Profit for the year before taxation	2,823,097	2,374,906	+18.9
Income tax			
Current tax			
— Hong Kong	(297,372)	(63,036)	[illegible]
— Overseas	(29,125)	(47,475)	-38.7
Deferred tax	(53,352)	(301,607)	-82.3
Associates	4,619	(21,203)	-121.8
Profit for the year after taxation	2,448,567	1,940,907	+26.2
Minority interests	(24,767)	(19,193)	+29.0
Profit attributable to shareholders	2,423,800	1,921,714	+26.1
Proposed final dividend per share	HK$0.80	HK$0.62	+29.0
Per share			
— Basic earnings*	HK$1.64	HK$1.32	+24.2
— Diluted earnings*	HK$1.63	HK$1.32	+23.5
— Cash earnings*	HK$1.74	HK$1.42	+22.5
— Dividends	HK$1.08	HK$0.85	+27.1

B. CONSOLIDATED BALANCE SHEET

	2004 HK$'000	2003 HK$'000	Variance %
ASSETS			
Cash and short-term funds	30,077,738	36,033,510	-16.5
Placements with banks and other financial institutions maturing between one and twelve months	9,832,750	21,075,521	-53.3
Trade bills less provisions	1,400,130	623,273	+124.6
Certificates of deposit held	2,446,947	3,016,556	-18.9
Other investments in securities	8,563,343	10,151,335	-15.6
Advances and other accounts less provisions	122,949,653	108,370,794	+13.4
Held-to-maturity debt securities	16,096,064	11,709,225	+37.5
Investment securities	276,371	283,097	-2.4
Investments in associates	775,963	736,484	+5.4
Goodwill	2,448,136	2,343,400	+4.5
Deferred tax assets	95,710	79,717	+20.1
Fixed assets	5,187,750	4,054,690	+27.9
Total Assets	210,369,546	198,476,110	+6.0
LIABILITIES			
Deposits and balances of banks and other financial institutions	9,571,457	7,516,565	+27.3
Deposits from customers	163,737,665	155,420,612	+5.4
Certificates of deposit issued	4,178,623	5,527,370	-24.4
Current taxation	179,362	144,644	+24.0
Other accounts and provisions	5,843,040	4,616,261	+26.6
Deferred tax liabilities	694,921	863,970	-19.6
Total Liabilities	184,205,706	174,089,449	+5.8
CAPITAL RESOURCES			
Loan capital	4,271,124	4,260,751	+0.2
Share capital	3,729,996	3,668,634	+1.7
Reserves	17,997,485	16,432,866	+9.5
Shareholders' funds	21,727,481	20,101,500	+8.1
Minority interests	165,455	24,410	+578.4
Total Capital Resources	26,164,060	24,386,661	+7.3
Total Capital Resources and Liabilities	210,369,546	198,476,110	+6.0

C. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	2004 HK$'000	2003 HK$'000
Balance as at 1st January		18,706,519
— As previously reported	20,101,500	
— Adjustments arising from change in accounting policies	9,756	
— As restated	20,111,256	
Recognition of net deferred tax liabilities on revaluation of bank premises	—	(15,302)
Revaluation surplus on bank premises transferred to investment properties	11,670	—
Write back/(charge) of impairment loss on bank premises	12,758	(122,015)
Exchange adjustments	24,874	42,944
Net gains/(losses) not recognised in the profit and loss account	49,302	(94,373)
Net profit for the year	2,423,800	1,921,714
Dividends declared or approved during the year	(1,325,241)	(546,709)
Movements in shareholders' funds arising from capital transactions with shareholders:		
Shares issued under Staff Share Option Schemes	172,229	217,003
Shares issued in lieu of dividends	295,794	111,161
Capital fee	(144)	(137)
	468,029	328,027
Balance as at 31st December	21,727,481	20,101,500

D. CONSOLIDATED CASH FLOW STATEMENT

	2004 HK$'000	2003 HK$'000
OPERATING ACTIVITIES		
Profit for the year before taxation	2,823,097	2,374,906
Adjustments for non-cash items:		
Charge for bad and doubtful debts	272,807	498,670
Provision/(write back) on held-to-maturity debt securities, investment securities and associates	18,502	(15,874)
Share of profits less losses of associates	(64,376)	(112,590)
Net (profit)/loss on disposal of held-to-maturity debt securities, investment securities and associates	(13,758)	19,049
Net (profit)/loss on disposal of fixed assets	(16,239)	11,195
Interest expense on certificates of deposit and bonds issued	232,224	296,750
Depreciation on fixed assets	243,961	228,842
Amortisation of goodwill	143,875	140,087
(Write back)/charge for impairment loss on bank premises	(18,536)	11,702
Dividend income from equity securities	(42,960)	(28,271)
Amortisation of premium/discount on certificates of deposit and loan capital issued	31,614	84,742
Revaluation surplus on investment properties	(227,841)	(12,870)
OPERATING PROFIT BEFORE CHANGES IN WORKING CAPITAL	3,434,144	3,694,897
(Increase)/decrease in operating assets:		
Placements with banks and other financial institutions with original maturity beyond three months	14,063,140	(13,294,207)
Trade bills	(777,231)	64,534
Certificates of deposit held with original maturity beyond three months	506,051	(125,799)
Other investments in securities	1,641,259	2,141,065
Advances to customers	(14,593,452)	(4,070,312)
Advances to banks and other financial institutions	(550,874)	(472,419)
Treasury bills with original maturity beyond three months	719,250	(1,091,022)
Held-to-maturity debt securities and investment securities	(4,384,014)	18,079,332
Other accounts and accrued interest	607,231	(1,458,241)
Deferred tax assets	(15,902)	(2,466)
Increase/(decrease) in operating liabilities:		
Deposits and balances of banks and other financial institutions	2,059,082	1,761,728
Deposits from customers	8,317,052	12,756,773
Other accounts and provisions	1,340,379	844,638
Deferred tax liabilities	(227,405)	(163,423)
Exchange adjustments	93,463	52,442
NET CASH INFLOW FROM OPERATIONS	12,021,377	3,867,608
Hong Kong profits tax paid	(143,283)	(45,154)
Overseas profits tax paid	(56,794)	(45,176)
NET CASH FLOWS GENERATED FROM OPERATING ACTIVITIES	11,721,350	3,777,278
INVESTING ACTIVITIES		
Dividends received from associates	17,680	17,669
Dividends received from equity securities	42,960	28,271
Purchase of equity securities	(144,262)	(65,852)
Proceeds from sale of equity securities	115,709	95,173
Purchase of fixed assets	(1,961,418)	(223,873)
Proceeds from disposal of fixed assets	115,183	88,082
Increase in shareholding of an associate	(8,400)	—
Proceeds from disposal of associates	23,875	—
Purchase of subsidiaries	(321,399)	(300,509)
Increase in shareholding of a subsidiary	(16,920)	(39,139)
NET CASH USED IN INVESTING ACTIVITIES	(1,637,120)	(421,808)
FINANCING ACTIVITIES		
Ordinary dividends paid	(1,029,447)	(279,128)
Issue of ordinary share capital	172,229	217,003
Capital fee paid on increase in issued share capital	(144)	(137)
Issue of certificates of deposit	2,433,196	2,991,300
Redemption of certificates of deposit	(4,111,483)	(7,735,365)
Redemption of convertible bonds	—	(313,821)
Interest paid on loan capital	(109,839)	(194,343)
Interest paid on certificates of deposit	(125,105)	(215,848)
Interest paid on bonds issued	—	(1,995)
NET CASH USED IN FINANCING ACTIVITIES	(2,570,433)	(5,709,954)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	7,313,797	(2,434,484)
CASH AND CASH EQUIVALENTS AT 1ST JANUARY	33,890,538	36,325,022
CASH AND CASH EQUIVALENTS AT 31ST DECEMBER	41,204,335	33,890,538
Cash flows from operating activities included:		
Interest received	5,500,066	5,691,064
Interest paid	1,865,025	2,179,925

Notes:

(1) The financial information set out in this report does not constitute the Group's statutory accounts for the year ended 31st December, 2004 but there is no material change as compared to those accounts. The statutory accounts for the year ended 31st December, 2004 will be available from the website of The Stock Exchange of Hong Kong Limited. The auditors have expressed an unqualified opinion on those accounts in their report dated 3rd February, 2005.

(2) The Bank has adopted HKAS 40 "Investment Property" issued by the Hong Kong Institute of Certified Public Accountants ("HKAS40") in the consolidated accounts retrospectively from 1st January, 2004 in accounting for its investment properties.

In prior years, investment properties were stated in the balance sheet at open market value, less any accumulated depreciation. Buildings with either the remaining useful life or the remaining lease period of the land on which they are situated being 20 years or less were depreciated on a straight line basis at rates calculated to write off the cost or valuation of the building over the shorter of the remaining estimated useful life of the building or the remaining lease period of the land. Surpluses and deficits arising on revaluation of investment properties were recognised on a portfolio basis. The net surplus was credited to the investment property revaluation reserve. The net deficit was first set off against any investment property revaluation reserve and any resulting debit balance was thereafter charged to the profit and loss account. Where a deficit had previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus was credited to the profit and loss account to the extent of the deficit previously charged.

In order to comply with HKAS40, the Group has adopted new accounting policies for investment properties. As a result of the adoption of these accounting policies, the Group's profit for the year has been increased by HK$174,787,000 and the net assets of the Group at the year end have been increased by HK$197,054,000.

The effect of adopting the new accounting policies was adjusted to the opening balance of 1st January, 2004 in accordance with the transitional provisions of HKAS40. As a result, the comparative information has not been restated.

(3) The provision for Hong Kong profits tax is calculated at 17.5% of the estimated assessable profits for the year. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

(4) (a) The calculation of basic earnings per share is based on earnings of HK$2,423,800,000 (2003: HK$1,921,714,000) and on the weighted average of 1,479,171,480 (2003: 1,453,702,043) ordinary shares outstanding during the year.

(b) The calculation of diluted earnings per share is based on earnings of HK$2,423,800,000 (2003: HK$1,922,783,000) and on 1,486,243,795 (2003: 1,459,024,894) ordinary shares, being the weighted average number of ordinary shares outstanding during the year, adjusted for the effects of all dilutive potential shares.

(c) The calculation of cash earnings per share is based on earnings of HK$2,567,675,000 (2003: HK$2,061,801,000) which has been adjusted for goodwill amortisation of HK$143,875,000 (2003: HK$140,087,000) and on the weighted average of 1,479,171,480 (2003: 1,453,702,043) ordinary shares outstanding during the year. This supplementary information is considered a useful additional indication of performance.

E. FEE AND COMMISSION INCOME

Fee and commission income arises from the following services:

	2004 HK$'000	2003 HK$'000	Variance %
Corporate services	391,262	359,370	+8.9
Loans, overdrafts and guarantees	358,838	240,330	+49.3
Credit cards	204,668	188,164	+8.8
Other retail banking services	111,614	129,911	-14.1
Trade finance	116,965	101,375	+15.4
Securities and asset management	192,974	135,816	+42.1
Others	130,783	111,328	+17.0
Total fee and commission income	1,506,604	1,266,294	+19.0

F. OPERATING EXPENSES

	2004 HK$'000	2003 HK$'000	Variance %
Contributions to defined contribution plan	103,478	94,191	+9.9
Salaries and other staff costs	1,329,711	1,251,150	+6.3
Total staff costs	1,433,189	1,345,341	+6.5
Premises and equipment expenses excluding depreciation			
— Rental of premises	142,542	132,703	+7.4
— Maintenance, repairs and others	205,168	186,639	+9.9
Total premises and equipment expenses excluding depreciation	347,710	319,342	+8.9
Depreciation on fixed assets	243,961	228,842	+6.6
Amortisation of goodwill	143,875	140,087	+2.7
Other operating expenses			
— Communications, stationery and printing	159,047	143,850	+10.6
— Legal and professional fees	89,127	78,421	+13.7
— Advertising expenses	87,820	64,306	+36.6
— Business promotions and business travel	50,119	43,292	+15.8
— *Card related expenses*	41,104	31,112	+32.1
— Stamp duty, overseas and PRC* business taxes, and value added taxes	21,440	24,858	-13.8
— Insurance expenses	14,035	5,550	+152.9
— Debt securities issue expenses	7,800	10,598	-26.4
— Bank charges	7,298	5,844	+24.8
— Administration expenses of secretarial business	7,158	7,237	-1.1
— Membership fees	5,178	4,943	+3.7
— Bank licence	4,655	4,770	-2.4
— Audit fee	4,123	3,803	+8.4
— Donations	2,043	3,881	-47.4
— Others	50,802	59,455	-14.6
Total other operating expenses	551,696	491,920	+12.1
Total operating expenses	2,720,431	2,525,540	+7.7

* *PRC denotes the People's Republic of China.*

** *Included in operating expenses are direct operating expenses of HK$13,374,000 (2003: HK$13,965,000) in respect of investment properties which generated rental income during the year.*

G. ADVANCES AND OTHER ASSETS

1. Advances and Other Accounts less Provisions

	2004 HK$'000	2003 HK$'000	Variance %
Advances to customers	117,258,753	102,908,836	+13.9
Advances to banks and other financial institutions	2,114,655	1,563,981	+35.2
Accrued interest	1,054,632	1,137,979	-7.3
Less: Suspended interest	(319,779)	(439,982)	-27.3
Other accounts	4,523,708	4,380,096	+3.3
Construction in progress	—	468,295	-100.0
	124,631,969	110,018,745	+13.3
Less: Provisions for bad and doubtful debts			
— Specific	342,320	380,400	-10.0
— General	1,339,996	1,259,551	+6.4
	122,949,653	108,370,794	+13.4

2. Advances to Customers — by Industry Sectors

The analysis of gross advances to customers (net of suspended interest) by industry sector is based on the categories and definitions used by the Hong Kong Monetary Authority.

	2004 HK$'000	2003 HK$'000	Variance %
Loans for use in Hong Kong			
Industrial, commercial and financial			
— Property development	4,398,093	4,969,795	-11.5
— Property investment	14,536,729	11,883,891	+22.3
— Financial concerns	1,507,153	2,045,115	-26.3
— Stockbrokers	277,903	322,112	-13.7
— Wholesale and retail trade	1,569,771	1,790,164	-12.3
— Manufacturing	1,822,971	1,250,896	+45.8
— Transport and transport equipment	4,507,233	4,564,759	-1.3
— Others	6,032,368	4,500,757	+34.0
— Sub-total	34,652,221	31,326,992	+10.6
Individuals			
— Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	1,522,173	1,848,337	-17.6
— Loans for the purchase of other residential properties	34,928,247	34,595,575	+1.0
— Credit card advances	1,649,200	1,432,687	+15.1
— Others	3,230,750	2,950,460	+9.5
— Sub-total	41,330,370	40,827,059	+1.2
Total loans for use in Hong Kong	75,982,591	72,154,051	+5.3
Trade finance	4,092,162	3,314,514	+23.5
Loans for use outside Hong Kong	37,184,000	27,440,271	+35.5
Total advances to customers	117,258,753	102,908,836	+13.9

3. Advances to Customers — by Geographical Areas

The information concerning the breakdown of the gross amount of advances to customers by countries or geographical areas is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

2004	Total advances to customers HK$'000	Non-performing loans HK$'000	Advances overdue for over three months HK$'000
Hong Kong	88,598,608	765,085	575,894
People's Republic of China	10,911,094	317,005	77,426
Other Asian Countries	6,354,111	107,771	103,688
Others	11,394,940	175,621	83,377
Total	117,258,753	1,365,482	840,385

2003	Total advances to customers HK$'000	Non-performing loans HK$'000	Advances overdue for over three months HK$'000
Hong Kong	81,092,324	1,587,928	872,215
People's Republic of China	5,588,249	747,602	470,946
Other Asian Countries	5,150,091	108,408	83,713
Others	11,078,172	82,451	71,799
Total	102,908,836	2,526,389	1,498,673

4. Cross-border Claims

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are disclosed.

2004	Banks and other financial institutions HK$'000	Public sector entities HK$'000	Others HK$'000	Total HK$'000
People's Republic of China	9,413,577	1,458,707	7,962,500	18,834,784
Asian countries, excluding People's Republic of China	10,764,517	1,413,490	7,519,486	19,697,493
North America	5,129,033	7,886,401	5,102,353	18,197,987
Western Europe	26,577,806	255	2,016,679	28,594,740

2003	Banks and other financial institutions HK$'000	Public sector entities HK$'000	Others HK$'000	Total HK$'000
People's Republic of China	1,942,070	1,117,031	4,763,759	11,823,660
Asian countries, excluding People's Republic of China	13,060,878	1,156,111	6,164,322	20,408,311
North America	5,526,504	8,245,582	4,920,474	18,692,640
Western Europe	33,240,941	—	1,088,757	34,329,698

5. Overdue, Rescheduled and Repossessed Assets

(a) *Overdue and Rescheduled Advances*

	2004 HK$'000	2004 % of total advances to customers	2003 HK$'000	2003 % of total advances to customers
Advances to customers overdue for				
— 6 months or less but over 3 months	242,893	0.2	376,799	0.3
— 1 year or less but over 6 months	194,645	0.2	239,092	0.3
— Over 1 year	402,847	0.3	882,782	0.9
	840,385	0.7	1,498,673	1.5
Rescheduled advances to customers	472,335	0.4	1,123,114	1.1
Total overdue and rescheduled advances	1,312,720	1.1	2,621,787	2.6
Secured overdue advances	660,700	0.6	1,323,712	1.3
Unsecured overdue advances	179,685	0.1	174,961	0.2
Market value of security held against secured overdue advances	1,122,181		1,738,962	

There were no advances to banks and other financial institutions which were overdue for over 3 months as at 31st December, 2004 and 31st December, 2003, nor were there any rescheduled advances to banks and other financial institutions on these two dates.

(b) *Non-performing Advances to Customers*

Non-performing advances to customers are advances on which interest is being placed in suspense or on which interest accrual has ceased.

	2004 HK$'000	2004 % of total advances to customers	2003 HK$'000	2003 % of total advances to customers
Gross non-performing advances to customers	1,365,432	1.16	2,526,389	2.45
Specific provisions	206,624		219,528	
Suspended interest*	390,128		506,890	

* *inclusive of interest capitalised*

There were no advances to banks and other financial institutions on which interest is being placed in suspense or on which interest accrual has ceased as at 31st December, 2004 and 31st December, 2003, nor were there any specific provisions made for them on these two dates.

(c) Reconciliation

	2004 HK$'000	2003 HK$'000
Overdue advances (Note 1)	840,385	1,498,673
Rescheduled advances (Note 2)	472,335	1,123,114
Total overdue and rescheduled advances	1,312,720	2,621,787
Less: Overdue advances on which interest is still being accrued	(157,896)	(150,288)
Less: Rescheduled advances on which interest is still being accrued	(63,283)	(173,813)
Add: Non-performing loans which are not overdue or rescheduled	273,891	228,703
Total non-performing loans	1,365,432	2,526,389

Notes:

(1) Advances which are overdue for more than three months.

(2) Rescheduled advances which have been overdue for more than three months under the revised repayment terms are included under overdue advances and not rescheduled advances.

(d) *Other Overdue and Rescheduled Assets*

2004	Accrued interest HK$'000	Other assets* HK$'000
Other assets overdue for		
— 6 months or less but over 3 months	1,653	305
— 1 year or less but over 6 months	1,065	614
— Over 1 year	407	19,462
	3,125	20,381
Rescheduled assets	—	—
Total other overdue and rescheduled assets	3,125	20,381

2003	Accrued interest HK$'000	Other assets* HK$'000
Other assets overdue for		
— 6 months or less but over 3 months	1,699	7,592
— 1 year or less but over 6 months	1,442	1,096
— Over 1 year	904	18,406
	4,045	17,094
Rescheduled assets	—	827
Total other overdue and rescheduled assets	4,045	17,921

* Other assets refer to trade bills and receivables.

(e) *Repossessed Assets*

	2004 HK$'000	2003 HK$'000
Repossessed properties*	107,745	178,265
Repossessed vehicles and machines	340	671
Total repossessed assets	108,085	178,936

The amount represents the estimated market value of the repossessed assets as at 31st December.

* *The balance included HK$36,293,000 (2003: HK$47,658,000) relating to properties that were contracted for sale but not yet completed.*

H. SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Personal banking business includes branch operations, personal internet banking, consumer finance, property loans and credit card business.

Corporate banking business includes corporate lending and loan syndication, asset based lending, commercial lending, community lending, securities lending, trust services, mandatory provident fund business and corporate internet banking.

Investment banking business includes treasury operations, securities broking and dealing, provision of internet security trading services.

Corporate services include company secretarial services, share registration and business services, and offshore corporate and trust services.

Other businesses include bancassurance, insurance business, property-related business and wealth management business.

Unallocated items mainly comprise the central management unit, bank premises, and any items which cannot be reasonably allocated to specific business segments.

2004	Personal Banking HK$'000	Corporate Banking HK$'000	Investment Banking HK$'000	Corporate Services HK$'000	Others HK$'000	Unallocated HK$'000	Inter-segment elimination HK$'000	Consolidated HK$'000
The Group								
Net interest income	1,738,465	1,336,013	579,621	(50)	24,248	(51,522)	—	3,627,575
Other operating income from external customers	436,784	268,827	496,950	367,864	193,442	83,193	—	1,866,290
Inter-segment income	—	—	—	—	—	106,778	(106,778)	—
Total operating income	2,175,249	1,604,840	1,076,571	367,814	217,690	142,449	(106,778)	5,495,865
Operating profit/(loss) before provisions	1,013,298	1,025,589	476,334	138,944	64,088	(302,710)	—	2,775,434
Inter-segment transactions	91,864	6,171	3,745	—	806	(104,179)	—	—
(Charge for)/write back of bad and doubtful debts	(84,842)	(204,148)	(388)	(3,033)	1,520	28,077	—	(272,807)
Contribution from operations	1,020,353	827,591	479,692	135,911	65,819	(381,860)	—	2,502,627
Revaluation surplus on investment properties	—	—	—	—	—	227,841	—	227,841
Write back on impairment loss on bank premises	—	—	—	—	—	18,536	—	18,536
Share of profits less losses of associates	(1,723)	18,634	18,255	—	29,481	(261)	—	64,376
Other income and expenses*	—	(15,773)	15,830	—	—	6,158	—	75,815
Profit/(loss) before taxation	1,018,630	830,444	673,777	130,911	94,398	(129,264)	—	2,823,097
Income tax	—	—	—	—	—	(375,330)	—	(375,330)
Minority interests	—	—	—	(24,767)	—	—	—	(24,767)
Profit/(loss) attributable to shareholders	1,018,630	830,444	673,777	106,144	94,398	(504,594)	—	2,423,800
Profit/(loss) attributable to shareholders is after charging:								
Depreciation for the year	(91,618)	(48,490)	(17,209)	(7,423)	(6,909)	(72,338)	—	(243,961)
Amortisation of goodwill	(36,538)	(31,791)	(40,040)	(29,826)	(1,678)	—	—	(143,875)
Segment assets	48,448,340	71,741,124	77,018,779	1,645,596	1,507,253	784,842	—	201,095,880
Investments in associates	36,601	290,495	77,389	—	319,574	1,904	—	775,963
Unallocated assets	—	—	—	—	—	8,577,680	—	8,577,680
Total assets	48,484,941	72,031,619	77,096,177	1,645,596	1,826,827	9,264,436	—	210,369,546
Segment liabilities	106,871,387	52,671,058	14,045,540	52,844	1,129,967	—	—	178,970,307
Unallocated liabilities	—	—	—	—	—	5,234,879	—	5,234,879
Total liabilities	106,871,387	57,671,058	14,045,540	52,844	1,129,967	5,234,879	—	184,205,186
Write back of impairment loss credited to equity	—	—	—	—	—	12,839	—	12,839
Capital expenditure incurred during the year	52,818	94,878	88,472	279,522	28,576	1,433,127	—	1,908,461

* Other income and expenses included net profit or loss on disposal of fixed assets, held-to-maturity debt securities, investment securities and associates, provision or write back on held-to-maturity debt securities, investment securities and associates.

BEA東亞銀行

	2003							
	Personal Banking	Corporate Banking	Investment Banking	Corporate Services	Others	Unallocated	Inter-segment elimination	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
The Group -								
Net interest income	1,872,992	1,170,488	478,611	26	54,461	(88,514)	—	3,586,080
Other operating income from external customers	393,717	254,097	505,419	854,275	147,970	78,389	—	1,800,167
Inter-segment income	—	—	—	—	—	136,566	(136,566)	—
Total operating income	2,326,110	1,425,782	1,003,030	858,300	182,451	146,441	(136,566)	5,396,147
Operating profit/(loss) before provisions	1,380,234	880,640	854,425	111,477	36,723	(380,754)	—	2,870,797
Inter-segment transactions	112,394	11,256	6,779	—	—	(130,429)	—	—
Charge for bad and doubtful debts	(343,519)	(112,574)	(16,130)	(9,093)	(15,944)	(300)	—	(498,670)
Contribution from operations	1,058,059	779,321	840,070	102,402	20,776	(434,723)	—	2,373,037
Revaluation surplus on investment properties	—	—	—	—	—	12,816	—	12,816
Impairment loss on bank premises	—	—	—	—	—	(113,782)	—	(113,782)
Share of profits less losses of associates	(3,994)	26,007	1,514	—	97,893	(8,861)	—	112,586
Other income and expenses*	—	3,330	(16,352)	—	8,841	(1,300)	—	(9,361)
Profit/(loss) before taxation	1,051,105	808,588	824,132	102,402	124,651	(546,650)	—	2,374,308
Income tax	—	—	—	—	—	(433,407)	—	(433,407)
Minority interests	—	—	—	(18,992)	(150)	(51)	—	(19,193)
Profit/(loss) attributable to shareholders	1,051,105	808,588	824,132	83,410	124,501	(980,102)	—	1,921,714
Profit/(loss) attributable to shareholders is after charging:								
Depreciation for the year	(34,255)	(40,078)	(16,340)	(6,460)	(7,583)	(72,248)	—	(223,843)
Amortisation of goodwill	(31,475)	(25,214)	(45,630)	(36,878)	(940)	—	—	(140,087)
Segment assets	48,173,487	56,294,715	82,061,682	1,169,400	1,303,876	86,314	—	189,089,294
Investments in associates	11,926	342,601	55,060	—	304,768	3,412	—	736,484
Unallocated assets	—	—	—	—	—	8,046,338	—	8,046,338
Total assets	48,205,333	56,637,316	82,116,522	1,169,400	1,400,583	8,135,964	—	198,476,118
Segment liabilities	110,392,305	45,031,831	13,440,003	52,760	737,779	—	—	169,654,744
Unallocated liabilities	—	—	—	—	—	4,424,705	—	4,424,705
Total liabilities	110,392,305	45,031,831	13,440,039	52,760	737,779	4,424,705	—	174,088,444
Impairment loss charge to equity	—	—	—	—	—	(122,013)	—	(122,013)
Capital expenditure incurred during the year	44,134	58,071	78,849	228,019	5,829	15,752	—	576,200

* Other income and expenses included net profit or loss on disposal of fixed assets, held-to-maturity debt securities, investment securities and associates, provision or write back on held-to-maturity debt securities, investment securities and associates.

I. OFF-BALANCE SHEET EXPOSURES

The following is a summary of each significant class of off-balance sheet exposures:

	2004	2003	Variance
	HK$'000	HK$'000	%
Contractual amounts of contingent liabilities and commitments			
— Direct credit substitutes	5,375,979	4,381,670	+22.7
— Transaction-related contingencies	406,020	496,632	-2.1
— Trade-related contingencies	2,501,057	2,596,647	-3.7
— Other commitments with an original maturity of:			
Under 1 year or which are unconditionally cancellable	27,708,426	20,395,121	+36.2
1 year and over	8,136,611	6,775,946	+20.1
— Others	—	50,117	-100.0
Total	44,226,131	34,696,090	+27.6
— Aggregate credit risk weighted amount	8,673,965	8,007,367	+9.1
Notional amounts of derivatives			
— Exchange rate contracts	16,301,000	35,354,604	-63.8
— Interest rate contracts	16,327,602	13,541,671	+20.8
— Equity contracts	933,975	840,632	+11.1
Total	33,643,472	49,716,097	-32.3
— Aggregate credit risk weighted amount	399,217	471,430	-15.3
— Aggregate replacement costs	1,264,373	1,450,276	-13.2

The replacement costs and credit risk weighted amounts of the off-balance sheet exposures do not take into account the effects of bilateral netting arrangements.

J. CURRENCY CONCENTRATIONS

The net positions or net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the respective total net position or total net structural position in all foreign currencies.

	2004 HK$ Million					
	USD	CAD	GBP	CNY	Others	Total
Spot assets	49,029	4,375	4,270	7,581	21,506	87,740
Spot liabilities	(52,103)	(4,450)	(5,690)	(7,364)	(22,502)	(91,207)
Forward purchases	18,257	404	2,727	—	5,802	27,270
Forward sales	(15,063)	(209)	(370)	—	(4,012)	(21,334)
Net options position	18	(1)	(1)	—	3	17
Net long/(short) position	235	111	(64)	217	(13)	486

	2003 HK$ Million					
	USD	CAD	GBP	CNY	Others	Total
Spot assets	50,041	4,337	4,374	2,544	14,490	75,794
Spot liabilities	(45,079)	(5,000)	(7,305)	(2,508)	(21,627)	(81,607)
Forward purchases	23,001	1,074	2,110	—	14,465	42,130
Forward sales	(27,760)	(700)	(171)	—	(7,316)	(36,037)
Net options position	(9)	2	(3)	—	(6)	(16)
Net long/(short) position	1,066	145	(995)	36	12	264

	2004 HK$ Million				
	USD	CAD*	CNY	Others	Total
Net structural position	1,452	245	564	394	2,655

	2003 HK$ Million				
	USD	CAD	CNY	Others	Total
Net structural position	1,423	228	—	376	2,027

* The currency constituting less than 10% of the total net structural position in all foreign currencies and is presented for comparative purpose only.

K. CAPITAL, CAPITAL ADEQUACY AND LIQUIDITY INFORMATION

1. Capital Adequacy Ratio

	2004	2003
	%	%
Unadjusted capital adequacy ratio as at 31st December	16.2	17.2
Adjusted capital adequacy ratio as at 31st December	16.1	17.1

The unadjusted capital adequacy ratio is computed on the consolidated basis which comprises the positions of the Bank and its subsidiaries as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

The adjusted capital adequacy ratio which takes into account market risks as at the balance sheet date is computed in accordance with the Guideline "Maintenance of Adequate Capital Against Market Risks" issued by the Hong Kong Monetary Authority and on the same consolidated basis as for the unadjusted capital adequacy ratio.

2. Capital Base after Deductions

	2004	2003	Variance
	HK$'000	HK$'000	%
Core capital			
Paid up ordinary share capital	3,729,996	3,668,634	+1.7
Share premium	631,100	520,305	+21.3
Reserves	14,997,370	14,059,945	+6.7
Minority interests	165,633	24,418	+578.4
Deduct: Goodwill	(2,440,190)	(2,343,400)	+4.5
Total core capital	17,076,081	15,929,094	+7.2
Eligible supplementary capital			
Reserves on revaluation of land and interests in land (at 70%)	822,725	659,956	+24.7
General provisions for doubtful debts	1,338,044	1,266,365	+5.5
Term subordinated debt	4,271,124	4,260,751	+0.2
Total eligible supplementary capital	6,429,093	6,187,072	+3.9
Total capital base before deductions	23,505,954	22,116,966	+6.3
Deductions from total capital base	(969,261)	(1,049,316)	-7.6
Total capital base after deductions	22,536,693	21,067,640	+7.0

3. Reserves

	2004	2003	Variance
	HK$'000	HK$'000	%
Share premium	631,100	520,305	+21.3
General reserve	12,045,266	11,747,096	+2.5
Revaluation reserve on bank premises	1,007,305	942,794	+6.9
Exchange revaluation reserve	49,013	24,939	+98.7
Other reserves	87,046	91,063	-4.5
Retained profits	4,175,067	3,105,764	+34.5
Total	17,997,405	16,432,066	+9.5
Proposed dividends, not provided for	1,193,599	909,621	+31.2

4. Liquidity Ratio

	2004	2003
	%	%
Average liquidity ratio for the year	44.4	44.8

The average liquidity ratio for the year is the simple average of each calendar month's average liquidity ratio, which is computed on the consolidated basis as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

L. STATEMENT OF COMPLIANCE

(1) In preparing the accounts for 2004, the Bank has fully complied with the guideline set out in the Supervisory Policy Manual "Financial Disclosure by Locally Incorporated Authorized Institutions" issued by the Hong Kong Monetary Authority.

(2) The Bank has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year ended 31st December, 2004.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Monday, 14th March, 2005 to Wednesday, 16th March, 2005. In order to qualify for the final dividend declared for the year ended 31st December, 2004, all transfer documents should be lodged for registration with Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, by 4:00 p.m. on Friday, 11th March, 2005.

CHAIRMAN'S STATEMENT

I am pleased to inform shareholders that Mr. Tan Man-kou was appointed an Independent Non-executive Director and a member of the Audit Committee of The Bank of East Asia ("BEA" or the "Bank") on 1st December, 2004. Mr. Tan concurrently serves as a consultant to Deloitte Touche Tohmatsu. I am confident that the valuable contribution of Mr. Tan will lead to the further success of BEA.

In 2004, BEA Group achieved a profit attributable to shareholders of HK$2,424 million, representing an increase of HK$502 million, or 26.1%, over that of HK$1,922 million for 2003. Basic earnings per share were HK$1.64. Return on average assets and return on average equity were 1.2% and 11.9%, respectively.

As at 31st December, 2004, total consolidated assets were HK$210,370 million, an increase of HK$11,894 million over the position at the end of 2003. Advances to customers were HK$117,259 million, representing 55.7% of total consolidated assets. Customer deposits were HK$163,738 million, while debt instruments issued stood at HK$4,179 million. The loan-to-deposit ratio was 69.8%, compared with 63.9% at the end of 2003. Total capital resources increased by 7.3% to HK$26,164 million.

At the Annual General Meeting to be held on Friday, 8th April, 2005, the Directors will propose a final dividend of HK$0.80 per share, which, together with the interim dividend of HK$0.28 per share paid in September 2004, will constitute a total dividend of HK$1.08 per share for the full year. This represents an increase of 27.1% over the total dividend of HK$0.85 per share for the year 2003. Shareholders whose names are on the Register of Members at the close of business on Wednesday, 16th March, 2005 will be entitled to the proposed final dividend. The final dividend will be paid in cash, with an option to receive new, fully paid shares in lieu of cash. This scrip dividend scheme is conditional upon the passing of the relevant resolution at the Annual General Meeting, and the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares. The dividend warrants and the share certificates for the scrip dividend will be sent to shareholders by ordinary mail on or about Saturday, 9th April, 2005. Details of the scrip dividend and the election form will be sent to shareholders on or about Wednesday, 16th March, 2005.

The year 2004 continued to be a challenging year for the Hong Kong banking industry, as banks grappled with high liquidity in the banking system and soft loan demand. Nevertheless, the overall asset quality of retail banks improved in 2004, as the property market gradually recovered and the bad debt overhang cleared in tandem with improving economic conditions. As a result, there is a general feeling of cautious optimism as we enter 2005. Banks in Hong Kong will continue to seek new revenue sources in view of the keen competition. In addition, due to the forthcoming implementation of new Basel Capital Accord requirements, banks will continue to devote more resources to their overall risk management framework and approaches.

BEA continued to grow and expand in 2004. The Bank's proven growth strategy enabled it to enhance its franchise and strengthen its competitive position in the market, despite the weak loan demand. The Bank will continue to explore new market opportunities and develop alternate income sources. A range of innovative products has been developed to serve customers' needs. In particular, aggressive expansion of the Bank's wealth management business through the SupremeGold brand will be maintained. In addition, the Bank will further leverage its leading position in business, corporate and investor services through Tricor Holdings Limited, and similar opportunities in insurance business through Blue Cross (Asia-Pacific) Insurance Limited. Furthermore, the Bank will continue to seek potential acquisition and alliance opportunities.

The Bank will further enhance operating efficiencies. The Bank has conducted a number of initiatives to date, including branch rationalisation, shifting of certain back-office operations to Mainland China and the much anticipated office centralisation project. This project, which will consolidate Hong Kong back office operations at "Millennium City 5" in Kwun Tong, has been progressing smoothly. The office tower was ready for occupation in the fourth quarter of 2004, and the Bank intends to complete relocation of its support operations to the tower within the first half of 2005.

The China market remains a key focus of the Bank's strategy. Following further expansion of its branch and office network on the Mainland in 2004, the Bank is well equipped to capture the opportunities arising from the liberalisation of the banking sector and continued growth of Renminbi business.

With the Bank's well-developed market presence and good business prospects in China, the growing contribution to profits from corporate services and insurance businesses, as well as on-going efforts to improve operating efficiencies, BEA will continue to build for the future and strengthen its franchise in Hong Kong, the Mainland and international markets.

David LI Kwok-po
Chairman and Chief Executive

Hong Kong 3rd February, 2005

EXECUTIVE DIRECTORS' REPORT

FINANCIAL REVIEW

Financial Performance

The Hong Kong economy continued to improve in 2004.

The property market became much more active during the year, and property prices increased at a moderate and healthy pace. The rise in property prices greatly reduced the number of home owners in negative equity, and this contributed to a general pick-up in consumer confidence. Coupled with the influx of Mainland tourists, the demand for consumer goods in Hong Kong increased. The long deflationary period came to an end in mid-year, while the unemployment rate eased.

Despite the improving economy, competition within the banking industry remained fierce. In this challenging operating environment, the BEA Group achieved a profit attributable to shareholders of HK$2,424 million for the year ended 31st December, 2004, a growth of 26.1% as compared with 2003. Total operating income increased by 1.8% to HK$5,496 million. A decrease in the net charge for bad and doubtful debts resulted in an increase in operating profit after provisions of 6.5% to HK$2,503 million.

Net interest income increased by HK$32 million, or 0.9%, from HK$3,586 million, largely due to careful management of assets and liabilities. Non-interest income increased by HK$68 million, or 3.8%, when compared with 2003, mainly due to the diversification of fee based income sources and improvement in the securities market. As a result, total operating income increased by HK$100 million, or 1.8%, from HK$5,396 million in 2003 to HK$5,496 million in 2004.

Total operating expenses increased by 7.7% over the corresponding figure in 2003 to HK$2,720 million. The increase was mainly due to increases in staff costs and advertising and promotion expenses. Thus, the cost-to-income ratio increased from 46.8% in 2003 to 49.5% in 2004.

Operating profit before provisions was HK$2,775 million for the year ended 31st December, 2004, a decrease of HK$96 million, or 3.3%, over the HK$2,871 million attained in 2003.

The combined effect of the economic upturn and the precautionary measures undertaken by the Group to minimise potential losses on loans and advances contributed to an improvement in asset quality. The charge for bad and doubtful debts decreased by HK$226 million, or 45.3%, compared to 2003, to HK$273 million. Non-performing loans ratio dropped to 1.2%, from 2.5% at the end of the prior year.

As a result of the decrease in the net charge for bad and doubtful debts, operating profit after provisions recorded an increase of 5.5% to HK$2,503 million.

The considerable rise in property prices in 2004 allowed BEA to record a revaluation surplus for investment properties of HK$228 million and a write-back of impairment losses on bank premises of HK$31 million.

Share of profits less losses from associates decreased by HK$49 million to HK$64 million.

Minority interests increased by HK$6 million to HK$25 million. After taking into account taxation and minority interests, profit attributable to shareholders was HK$2,424 million, an 26.1% increase over the HK$1,922 million recorded in the previous year.

Financial Position

Total consolidated assets of the BEA Group were HK$210,370 million at the end of 2004, representing a rise of 6.0% from HK$198,476 million at the end of 2003. Advances to customers increased by 13.8% to HK$117,259 million.

Total deposits increased by 4.3% to HK$167,916 million, while customer deposits rose by HK$8,317 million, or 5.4%, to HK$163,738 million. Demand deposits and current accounts grew by a combined HK$2,306 million, or 24.0%, to HK$11,919 million at year-end 2004, as compared with HK$9,613 million at the previous year-end. Savings accounts increased by HK$11,276 million to HK$48,730 million. Time deposits at year-end 2004 stood at HK$103,089 million, a decrease of HK$5,165 million, or 4.8%, when compared with the balance at year-end 2003.

During the year, BEA issued floating rate certificates of deposit with a face value of HK$1,500 million, and fixed rate certificates of deposits with a face value totalling HK$500 million and TW$1,585 million. The Bank redeemed certificates of deposit amounting to HK$3,161 million and TW$1,265 million upon maturity, repurchased a quantity of its own certificates of deposit amounting to HK$256 million equivalent, and called back total callable certificates of deposit totalling HK$382 million.

At the end of December 2004, the face value of the outstanding debt portfolio was HK$4,288 million, with the carrying amount equal to HK$4,179 million.

After taking into account all debt instruments issued, the loan-to-deposit ratio was 69.8%, being 5.9% higher than the 63.9% reported at the end of 2003.

As at 31st December, 2004, the shareholders' fund stood at HK$21,727 million, an increase of HK$1,625 million, or 8.1%, when compared with HK$20,102 million at the end of 2003.

Maturity Profile of Debts Issued
As at 31st December, 2004
(All expressed in millions of dollars)

	Currency	Total Face Value	Year of Maturity 2005	2006	2007	2008
Floating Rate Certificates of Deposit						
issued in 2004	HKD	1,500	1,500			
Fixed Rate Certificates of Deposit						
issued in 2004	TWD	1,320	1,320			
issued in 2004	HKD	500	500			
Discounted Certificates of Deposit						
issued in 2002	HKD	341		341		
issued in 2002	USD	80			68	
issued in 2003	AUD	51		51		
issued in 2003	NZD	45		45		
Step Up Certificates of Deposit						
issued in 2003	USD	49				49
Total Debts Issued in HKD equivalent		4,200	2,325	903	681	381

Risk Management

BEA has established comprehensive risk management procedures that enable it to identify, measure, monitor and control the various types of risk it faces, and, where appropriate, to allocate capital against these risks. All risk management policies have been approved by the Board of Directors. Risk management mechanisms have been established at different levels throughout the Group. This is supplemented by active management involvement, effective internal controls and comprehensive audits in the best interests of BEA.

OPERATIONS REVIEW

IMPROVEMENT TO OPERATIONS

Office Centralisation

Fit-out of the Bank's new office space in "Millennium City 5" in Kwun Tong was completed in early 2005. With the relocation of most departments to the new premises by mid 2005, the Bank will be able to introduce operational improvement initiatives to tap the full benefits of the centralised operation centre.

Core Banking System

In early 2004, the Project Definition and Planning phase of the core banking system project was completed. Development work commenced shortly thereafter, and the first phase, which covered Customer Information File and System Architecture, was completed *in December 2004. This phase was rolled out in January 2005. Meanwhile, the functional and technical design work for the second and* the third phases, which cover Deposits and Loans Business, respectively, are under way. These are expected to be finalised in the first quarter of 2005.

Information Technology

In the second half of 2004, the Bank launched the new Treasury and Trade Finance systems, to improve efficiency in the treasury and trade finance operations.

PERSONAL BANKING

Cyberbanking

During the year, BEA consolidated the Bank's online banking services and became the first bank in Hong Kong to provide a totally telecom-independent mobile phone and Personal Digital Assistant ("PDA") banking service.

In May 2004, the Bank won The Asian Banker's "Excellence in Retail Financial Services Award 2003" in the "Product/Service Excellence in Retail Financial Services" category for Cyberbanking's CyberWealth internet wealth management service. BEA has also received Hongkong Post's "Distinguished Partnership Award", in recognition of the Bank's dedication to promoting e-Business and e-Cert to the community at large.

The Cyberbanking Renminbi Card was launched in August 2004. Customers may use the card to withdraw Renminbi cash at over 50,000 ATMs and make payments at more than 400,000 merchant outlets displaying "China UnionPay" logo within China.

Corporate Cyberbanking recorded steady growth in customer numbers in 2004. By the end of 2004, over 13,600 corporate customers had registered with BEA's Corporate Cyberbanking, representing a 46% increase as compared to the end of 2003.

Branch Distribution

BEA made further progress on the Branch Rationalisation Programme during the year. A total of five new branches were opened, 12 branches closed and merged with nearby branches and three branches relocated to more prominent sites. At the end of January 2005, the total number of branches in Hong Kong stood at 92.

Meanwhile, the Bank opened an additional nine SupremeGold Centres during 2004, and a further Centre in the first month of 2005, bringing the total number to 23 by the end of January 2005. The Bank plans to open five more SupremeGold Centres in 2005.

Management continues to enhance the Bank's image through the Branch Renewal Programme. The bright and spacious design standard introduces a comfortable environment that allows sales staff to serve customers more effectively. The new image has been well received by the public and more branches will be renovated in the years to come.

The Bank endeavours to meet the banking needs of its diversified clientele through a wide spectrum of financial and investment services. In February 2004, BEA launched Personal Renminbi Services for Hong Kong residents.

In June 2004, BEA became the first bank in Hong Kong, and the sole agent of Global Refund Holdings in Hong Kong, to provide a Value Added Tax ("VAT") cash refund service. This offers travellers and Hong Kong residents a convenient means to receive VAT refunds on items purchased overseas.

WealthPlus, a sophisticated wealth management tool, was implemented in branches in October 2004. WealthPlus supports branch staff with a powerful interactive on-line system, helping them to perform investment and financial analysis and to identify bank products that match customers' investment strategies.

A series of Kid Master open days were organised at selected branches to promote Education Insurance. On-site promotions at schools and companies were also held to market insurance products. In addition, two Travel Insurance Summer Promotions and a New Year Promotion were conducted to stimulate the sales of general insurance. To further strengthen the relationship between BEA and customers and to explore more business opportunities, the Bank offered various insurance privileges to SupremeGold, Employee Benefit Scheme for Corporate Customers, and Exclusive Privilege Scheme customers.

Property Loans

Improved economic fundamentals provided a favourable environment for a rebound in the property market in 2004. Despite the revival, competition for mortgage business remains intense.

In response to the stern competition, BEA developed a variety of loan products to better meet the needs of customers. For instance, in anticipation of a rise in interest rates, BEA pioneered in teaming up with The Hong Kong Mortgage Corporation Limited to launch the "90% Fixed Rate Mortgage Scheme" in January 2004.

In August 2004, BEA joined the Urban Renewal Authority in the "Building Rehabilitation Trial Scheme".

BEA has also actively participated in a number of major primary market projects, providing a comprehensive mortgage loan service.

Consumer Loans

Capitalising on the revival of the economy in 2004, BEA launched a series of loan programmes with innovative product features. These included personalised interest rate based on a customer's credit standing; payment holidays; and attractive tax loan packages. These received an encouraging market response, and successfully attracted numerous new customers to the Bank.

Credit Cards

During the past year, particular emphasis was put on strengthening the Bank's credit card business. New co-branded card programmes, namely St. James Settlement MasterCard and Henderson Club Credit Card, were introduced in 2004. Moreover, BEA was among the pioneers in the Renminbi Credit Card business, targeting frequent Hong Kong travellers to China. Launched with the cooperation of China UnionPay, the Bank is optimistic about both the acquiring business and Renminbi card issuance.

As a brand-building strategy, cardholder privileges were expanded to encourage card usage. At the same time, cross-selling opportunities were enhanced to enlarge the customer base. BEA commenced merchant acquiring service with JCB International Company Limited in December 2004 to further extend business coverage.

Careful risk management proved effective in managing the credit card charge-off ratio. Looking ahead, continual improvement in loan quality is expected, laying the base for aggressive business development.

Blue Cross Insurance

Blue Cross continued to develop general insurance and life insurance businesses through its well-established distribution network. Blue Cross offered a wide array of products, ranging from life, medical, and hospitalisation to general insurance coverage, via over 100 BEA branches and SupremeGold Centres. Other distribution channels included insurance agents, brokers, allied partners, and both the BEA and Blue Cross on-line websites.

In 2004, Blue Cross's gross premium income grew by 35%. Life insurance business increased by 65%, while general insurance and travel insurance premium income rose by 5%.

In September 2004, the Company launched a new series of medical insurance plans, Super Series, offering specific healthcare and preventive care services for individual medical customers.

Another initiative, Super Care, was developed to make it easier to access personal claims records and information on the medical *provider network. Super Care is accessible by both group and individual members over the internet.*

CORPORATE BANKING

Corporate Lending

BEA has always maintained a strong position in the local syndication and corporate lending market, by actively arranging and underwriting syndicated and/or club deals for quality corporate customers.

During the year, BEA upheld its strong presence in the syndicated loan market by co-arranging numerous deals, including a HK$3,500 Million facility to Sun Hung Kai Properties, a HK$10,000 Million facility to Henderson Land Development Company Limited/Henderson Investment Limited as well as a US$380 Million facility to Huawei Technologies Company Limited.

In the future, BEA will continue to improve its bottom line by providing high quality tailor-made products to customers in Hong Kong and the Asia-Pacific region. In particular, the Bank will seek to expand its exposure to well-managed medium-sized companies by arranging corporate loans and/or syndicated facilities to meet their specific funding needs.

As China continues to dismantle trade barriers in line with the WTO Accession Agreement timetable, overseas investors are expected to further step up their activity. This Bank intends to place particular attention on niche markets and the launch of new products, in order to enhance returns.

The strong recovery of the economy during the year helped to improve the equity position of many SMEs. The Bank stepped up the marketing of specialised financial packages to SMEs, in line with the changing business environment. For example, the "Corporate Tax Loan" package offered greater flexibility on the loan amount, as well as other offers.

Asset Based Finance

The loan balance in the asset based lending portfolio recorded overall growth of 21% in 2004. The growth came mainly from the segments machinery loans and private car and commercial vehicle loans. The machinery loan portfolio grew a strong 150%, as a result of increased marketing efforts and the acquisition of the loan portfolio of Tifease International Limited, an associated company of BEA. The private car and commercial vehicle loan portfolio saw an encouraging 22% rise.

The taxi and public light bus lending market remains highly competitive, amid sharp increases in refinancing activity and renewed appreciation in the value of taxi and public light bus licences. BEA continued to maintain a strong presence in the market, while adopting a more prudent lending and pricing approach.

Securities Lending

Benefiting from an aggressive posture in the active Initial Public Offering ("IPO") market in 2004, BEA raised its market share in Receiving Bank services, successfully completing eight Receiving Bank projects. The Bank has also participated actively in stagging loan business for subscription of new shares at IPO, successfully expanding its portfolio. Establishing a stronger foothold in this business is a priority of this bank.

Bank of East Asia (Trustees) Limited

Mandatory Provident Fund

Bank of East Asia (Trustees) Limited is one of two approved trustees under the Mandatory Provident Fund ("MPF") Schemes Ordinance licensed to offer both the Master Trust Scheme and Industry Scheme in Hong Kong. BEA expanded its MPF membership and assets in 2004 by 13% and 35% respectively, despite a relatively mature market. With the employment of a dedicated team of professional investment managers, all constituent funds of BEA MPF schemes recorded above-market investment returns in 2004.

Trust Service

In addition to MPF services, Bank of East Asia (Trustees) Limited also offers a wide range of trustee services, including acting as executor or trustee of wills, trustee of family trusts, investment funds, unit trusts, charities and public funds. In 2004, two sub-funds of BEA Capital Growth Fund, which is under the trusteeship of the Company, namely BEA Global Bond Fund and BEA Hong Kong Growth Fund, were successfully launched in March and December, respectively.

Business Development

As part of an ongoing effort to foster stronger customer relationships, BEA organised its annual forum in June under the theme: "BEA Forum 2004: Helping You Stay Ahead". Five distinguished business leaders were invited to share their personal insights and real-life experience with forum participants.

In October 2004, the Bank organised a seminar on the topic "A Comprehensive Approach to E-Commerce Business". Representatives from Hong Kong Internet Registration Corporation Ltd., Hong Kong Productivity Council, VISA International, and a market leader in e-commerce spoke on the key concerns when building up an online business.

WEALTH MANAGEMENT

Established with the mission of providing customers with superior financial planning services in an ever-changing investment environment, the new Wealth Management Division commenced operation in July 2004. The Division made an immediate impact by streamlining and diversifying the Bank's offerings of structured deposit based investment products and in unit trusts. These measures contributed to an above 70% increase in investment product related commission income in 2004, compared to the previous year.

The Wealth Management Division caters in particular for clients who are searching for secure investments that offer better rewards than bank deposits within the current low-interest rate environment. As such, BEA was among the front runners in developing principal guaranteed structured deposits. These feature strong upside potential with low risk, as they are linked to a variety of asset classes and security instruments. The Division also pioneered several multi-manager retail unit trusts, and an absolute return focused hedge fund of funds.

Structured Products

Continuing from the success of Currency and Equity Linked Deposit products, the Bank further promoted three distinct series of non-principal protected Basket Equity Linked Deposits to cater for different investors' needs, namely the Fixed Coupon Series, the Target Coupon Potential Bonus Series and the Potential Booster Coupon Series. These were all well-received and broadened the product offerings of the Bank. Furthermore, a total of seven principal protected linked deposits were launched in 2004 and generated an aggregate subscription amount that was 4.8 times that in 2003. Overall, the income derived from dealing in linked deposits grew by 1.5 times in 2004.

Asset Management

Joining hands with one of the world's premier asset consultant companies, the Russell Investment Group, BEA was pro[illegible] the BEA Signature Portfolio Funds in November 2004. These feature a multi-manager institutional investment approach, spreading risk and offering a sound investment strategy for those seeking to accumulate wealth over the long term. Market response to the Funds has been encouraging, with over HK$800 million raised during the initial launch period. This not only demonstrated the capability of BEA in conveying sophisticated investment ideas to retail customers, but also reflected the innovative spirit of the Bank. Responding to the needs of the market, the Bank intends to continue to offer a greater range of funds for different risk appetites, as well as to capitalise on asset management business opportunities within China.

Asset under management of MPF and unit trust businesses grew by 35% and 89% respectively during 2004. These increases led to a more than 35% rise in profits at the Bank's investment management subsidiary, East Asia Asset Management Company, Limited.

Bancassurance

To strengthen the life insurance business, BEA life insurance products were re-branded in the first quarter of 2004. The new brand, "BEA Life Insurance Series", has successfully captured the attention of both customers and the general public alike.

The Bank also extended the spectrum of insurance products offered, to good response. Happy Target Savings Insurance and Valuable Saving Insurance provide wealth accumulation options. Elder Plus Insurance offers extra care for senior customers.

Together with the launch of new products, various on-site and off-site marketing programmes were carried out. These not only helped customers build their assets, but also contributed to a significant rise in Bancassurance business in 2004. In particular, life insurance business grew by 85%.

INVESTMENT BANKING AND SERVICES

East Asia Securities Company Limited — Securities Cybertrading

For the year 2004, East Asia Securities benefited from improving local market sentiment and growing investor confidence.

The Company continues to raise its standard of service, in order to meet and exceed the growing sophistication of its customers and the marketplace. The Company registered a 26% rise in the number of Cybertrading accounts during the year. As of 31st December, 2004, more than 43% of the Company's securities clients had subscribed to the Internet Trading Service.

East Asia Securities has instituted various incentive schemes to encourage clients to execute trades via its user-friendly electronic trading platform. The schemes have generated strong positive response from clients. Currently, the volume of transactions executed via the Cybertrading System, expressed as a percentage of total turnover, accounts for some 49% of trades and 36% of transaction value.

With a view to further enhancing the Cybertrading Service, East Asia Securities introduced the "Snapshot" real-time internet stock price quote service in August 2004. The snapshot price quote system offers a similar level of service as the existing "streaming" real-time stock price quote service, but at a much lower cost. East Asia Securities plans to expand its online electronic trading channels to include PDA and to further enhance its Interactive Voice Recognition Trading System in the first half of 2005.

CORPORATE SERVICES

The BEA Group, through Group member Tricor Holdings Limited ("Tricor"), is a leading provider of business, corporate and investor services in Hong Kong and South East Asia. These services include accounting, company formation, corporate compliance & company secretarial, executive search & selection, initial public offerings & share registration, payroll outsourcing and fund & trust administration.

Tricor's performance for the year has shown significant progress, mainly as a result of continual business expansion, successful cost control measures and the synergies obtained from successful integration of the units that had been acquired from third parties over the past few years.

The Company's new businesses — Tricor Executive Resources Limited (the former Executive Search and Selection practice of PricewaterhouseCoopers, Hong Kong) and East Asia Corporate Services (BVI) Limited in the British Virgin Islands, both of which Tricor acquired in late 2003 — have also performed well during the year.

In September 2004, Tricor opened its second China office in Shanghai in response to the growing demand for corporate services on the Mainland. Furthermore, in October 2004, Tricor acquired the company secretarial, client accounting, payroll outsourcing and share registration businesses of PricewaterhouseCoopers in Singapore, in line with Tricor's ambition to become the leading regional player. The acquisition will help Tricor to propel its businesses into South East Asia.

As market leader in business, corporate and investor services, Tricor will continue to look for business opportunities in Hong Kong, China and other countries within the region.

CHINA DIVISION

BEA Chengdu Branch and Shenzhen Luohu Sub-branch *commenced business in the second half of 2004. At present,* BEA has a total of 18 outlets in China, providing a wide range of quality banking services to its growing customer base. Further expansion is planned for 2005, with the opening of Hangzhou Branch and Suzhou Representative Office.

BEA Xi'an Branch and Xiamen Branch were granted a Renminbi business licence in December 2004 and January 2005 respectively, joining BEA branches in Shanghai, Shenzhen, Dalian, Guangzhou and Zhuhai to provide Renminbi banking services. In addition, BEA has submitted an application for Renminbi business licence for its Beijing branch. It is expected that related approval will soon be granted.

In December 2004, BEA obtained approval from the China Banking Regulatory Commission to market derivative products in China. To maintain its leading position in China, BEA will introduce a series of innovative personal banking and investment products to the market in 2005.

BEA's branches in China, Macau and Taiwan achieved combined growth of 50% in the loan portfolio and 43% in net profit in 2004.

OVERSEAS OPERATIONS

In 2004, BEA continued to expand and enhance the quality of its overseas banking services. A new Information Technology Platform was launched for U.S. operations in June to improve operational efficiency. In July, the West Coast Regional Office was relocated to a new building in Alhambra, California.

To strengthen BEA's presence in the U.S., The Bank of East Asia (USA) NA is now preparing to open new branches in Brooklyn, New York and Torrance, California.

In April, The Bank of East Asia (Canada) launched Cyberbanking Service for customers in Canada. The Bank is also preparing to open a new branch in Vancouver, British Columbia.

In 2004, BEA overseas business units saw net profits increase by 21%, while the loan portfolio grew by 20%. The overseas business units will continue to work toward improving profitability and providing quality niche banking services to Asian customers in their locations.

HUMAN RESOURCES

Bank of East Asia Group employees at the end of December 2004:

Hong Kong	4,301
Other Greater China	1,074
Overseas	396
Total	5,771

The Bank treasures its human capital, and a series of initiatives were implemented during the year to promote professional competence, commitment and effectiveness within the workforce.

As part of this strategy, the Bank revitalised its training programmes in 2004, and identified core subjects for all staff. The Bank also expanded its employee care and recreation programmes, to enhance staff morale and team building.

After a multi-year salary freeze necessitated by the deflationary environment in Hong Kong, a salary increment was awarded to top performers in April 2004, followed by a market catch-up exercise for selected positions in August. A new Senior Executive Bonus Plan was also implemented in 2004.

DEALINGS IN LISTED SECURITIES OF THE BANK

There was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of listed securities of the Bank during the year ended 31st December, 2004.

David LI Kwok-po, *Chairman & Chief Executive*
Joseph PANG Yuk-wing, *Executive Director*
CHAN Kay-cheung, *Executive Director*

Hong Kong 3rd February, 2005

Remark: *A detailed results announcement containing all information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules (before amendments effective 31st March, 2004) will be published on the website of The Stock Exchange of Hong Kong Limited in due course.*